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FISCAL YEAR 12-31-07

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ARLS
12-31-07



THE PINNACLE OF PERFORMANCE

Annual report 2007

PAGE INDEX

FORWARD-LOOKING STATEMENTS

The descriptions of projections and plans that appear in this annual report are "forward-looking statements." They involve known and unknown risks and uncertainties in regard to such factors as product liability, currency exchange rates, raw material costs, labor-management relations and political stability. These and other variables could cause the Companies' actual performance and results to differ from management's projections and plans.

TO BE THE WORLD'S UNDISPUTED NO. 1 TIRE AND RUBBER COMPANY IN BOTH NAME AND SUBSTANCE, THE BRIDGESTONE GROUP IS COMMITTED TO ATTAINING THE PINNACLE OF PERFORMANCE THROUGH ITS PRODUCTS, SERVICES, PEOPLE AND OPERATING RESULTS.

The Bridgestone Group (the parent company Bridgestone Corporation and its consolidated subsidiaries) constitutes the world's largest manufacturer of tires and rubber products. The parent company was established in 1931 in the small town of Kurume on the island of Kyushu. Today, the Bridgestone Group has about 180 manufacturing plants in 26 countries and sells products in over 150 markets worldwide. Tires made up about 80% of consolidated sales in 2007, with the remainder derived from a broad range of industrial and consumer products and services, together with bicycles and other sporting goods.

Amid major ongoing change in the external business climate, the Bridgestone Group has embarked on reforms intended to realize a robust earnings base with stable, long-term growth potential. Organizational reforms and a new Mid-term Management Plan (MTP) have been the central elements in this drive to optimize worldwide operations with the aim of cementing the Bridgestone Group's leading global position. Always seeking to attain a higher level, the Group remains focused on its mission of "Serving society with superior quality" through a lineup of products and services that satisfy the needs of the customer, society and the environment as a whole.

SALES BY BUSINESS SEGMENT AND MAJOR PRODUCTS

Bridgestone Corporation and Subsidiaries
Year ended December 31, 2007



81%
19%

TIRES

Tires and tubes
For passenger cars, trucks, buses, construction and mining vehicles, industrial machinery, agricultural machinery, aircraft, motorcycles and scooters, racing cars, karts, utility carts, subways, monorails

Automotive parts
Wheels for passenger cars, trucks, buses

Retreading materials and services

Automotive maintenance and repair services

Raw materials for tires

DIVERSIFIED PRODUCTS

Industrial products

Belts
- Steel cord conveyor belts
- Fabric conveyor belts
- Belt-related commodities
- Pipe conveyor systems

Hoses
- Braided hoses
- Hydraulic hoses
- Automobile hoses

Antivibration and noise-insulating materials
- Air springs
- Dampers
- Noise-insulating systems

Waterproofing materials
- Water stoppers
- Waterproof sheets for civil engineering

Rubber tracks

Multi-rubber bearings

Marine products
- Dredging hoses
- Oil booms
- Silt barriers

Antivibration components
For vehicles, railway cars, industrial machinery

Chemical products

Building materials and equipment
- FRP panel water tanks
- Unit flooring systems
- Steel fiber for concrete reinforcement
- Roofing materials
- Unit bath systems
- Polybutylene pipes and fitting for plumbing systems
- Sealing materials for buildings and housing

Thermal insulating polyurethane foam products
For general building, housing

Flexible polyurethane foam products
For bedding, furniture, vehicles, industry

Ceramic foam

Electro-materials
- Semiconductive rollers
- Other semiconductive components

Performance film products
- Performance films for plasma display panels
- Photovoltaic module encapsulants
- Interlayer adhesive films for laminated glass

Sporting goods
- Golf balls
- Golf clubs
- Tennis shoes
- Tennis rackets
- Tennis balls
- Golf swing diagnostic system

Bicycles

Other products
Purebeta ceramic dummy wafers, holders, rings, heaters, electrodes and other items for semiconductor manufacturing

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-chome
Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811
Fax: +81-3-3567-4615
URL: http://bridgestone.co.jp

FOR IMMEDIATE RELEASE
Contact: Public Relations
(03-3563-6811)

RE: INVESTIGATIONS ON IMPROPER PAYMENTS TO FOREIGN AGENTS AND AN INTERIM REPORT

Tokyo (May 23, 2008) - Since disclosing on February 12 this year incidents of improper monetary payments to foreign agents, all or a part of which may have been provided to foreign governmental officials, the CEO of Bridgestone Corporation, Mr. Shoshi Arakawa, has directed the continuation of an investigation through the Investigation Committee, which is made up of external attorneys ("the Committee"). Further, preventative measures have been adopted and enforced in order to prevent the reoccurrence of any improper payments. This week is approximately three months since making this announcement, and so we present an interim report from the Committee.

1. Investigation

Since the announcement on February 12, the Committee has conducted the investigation vigorously. However, the scope of this investigation is extensive, it includes some of our overseas subsidiaries, and the subject of this investigation has now expanded to the entirety of Industrial Products. Moreover, since the Committee needs to consider not only the Unfair Competition Act of Japan but regulations of other countries, this report is not a final report but remains an interim report.

In the course of the investigation, the Committee has discovered more questionable incidents. There have been some cases where further investigations were required and cases where suspicions were cleared up. However, the investigation is still ongoing and sufficient evidence to amend the number of incidents and the amount of improper payments reported previously has not been confirmed. The Committee has pointed out that both the number of incidents and the amount of improper payments are likely to increase especially as suspicious transactions have been found in other products as well as in other regions.

At the same time, we have worked in cooperation with the relevant authorities, reporting on the results of our investigation to the US Department of Justice and the Japanese Public Prosecutor's Office. We will continue to report on cartel issues pertaining to marine hose in connection with the current investigation as appropriate. As to agents where suspicions of improper activity has been identified, we are in the process of terminating or, where appropriate, reforming our relationships with these agents, to establish new sales channels that comply with Bridgestone's company policies and applicable laws.

2. Preventative Measures

We have also acted swiftly to adopt preventative measures regarding the making of improper payments, as announced on February 12 and detailed below:

(1) Withdrawal from Marine Hose Business

We established a Marine Hose Business Withdrawal Project Team. The function of this team is to assist with the withdrawal from the marine hose business, and also answer customer queries. We are also carefully considering the potential harm that may be caused to customers and society as a result of the withdrawal.

(2) Provision of Comprehensive Compliance Training

We have been providing training and seminars focusing on compliance related to the present issue and competition laws, and giving high priority to issues including the export of Industrial Products. We are planning to provide such training to all relevant employees including those at our subsidiaries.

In addition, we have held seminars for top management and will continue to hold them in the future as the leadership of top management is required to prevent re-occurrence of the same problem.

(3) Strengthening Measures against Improper Acts

We have reviewed our internal Retail Sales Calculation System, and set up a system that prevents the sales team from solely determining sales prices. We have also strengthened our head office's monitoring of commission payments made to agents by the sales subsidiaries in issue. Further, we have tightened our head office's surveillance of agents who have business relationships with our subsidiaries and are reviewing the businesses.

(4) Corporate-wide Organisational Change and Tightening of Internal Controls

We have dissolved the International Engineered Products Department ("IEPD"), which was in issue. The business operations of the Chemical and Industrial Products Division have also been consolidated. In addition, we have reinforced our management and audit system by establishing an Industrial Products and Construction Materials Business Administration Department and a CSR and Audit Unit. These will serve as internal mechanisms to strengthen the administrative, human resources and audit systems within each division and strengthen the management audit framework. Further, we have appointed a vice president and senior officer who is responsible for the diversified products business and for providing strengthened control over the Chemical and Industrial Products Division.

We believe that we need to continue the investigation by the Committee. We will receive results of the investigation from the Committee and will announce when new important discoveries are reported. We will continue to fully cooperate with and report results to the relevant authorities about our Committee investigations.

- end -

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-chome
Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811
Fax: +81-3-3567-4615
URL: http://bridgestone.co.jp

FOR IMMEDIATE RELEASE
Contact: Public Relations
(03-3563-6811)

RE: INVESTIGATIONS ON IMPROPER PAYMENTS TO FOREIGN AGENTS AND AN INTERIM REPORT

Tokyo (May 23, 2008) - Since disclosing on February 12 this year incidents of improper monetary payments to foreign agents, all or a part of which may have been provided to foreign governmental officials, the CEO of Bridgestone Corporation, Mr. Shoshi Arakawa, has directed the continuation of an investigation through the Investigation Committee, which is made up of external attorneys ("the Committee"). Further, preventative measures have been adopted and enforced in order to prevent the reoccurrence of any improper payments. This week is approximately three months since making this announcement, and so we present an interim report from the Committee.

1. Investigation

Since the announcement on February 12, the Committee has conducted the investigation vigorously. However, the scope of this investigation is extensive, it includes some of our overseas subsidiaries, and the subject of this investigation has now expanded to the entirety of Industrial Products. Moreover, since the Committee needs to consider not only the Unfair Competition Act of Japan but regulations of other countries, this report is not a final report but remains an interim report.

In the course of the investigation, the Committee has discovered more questionable incidents. There have been some cases where further investigations were required and cases where suspicions were cleared up. However, the investigation is still ongoing and sufficient evidence to amend the number of incidents and the amount of improper payments reported previously has not been confirmed. The Committee has pointed out that both the number of incidents and the amount of improper payments are likely to increase especially as suspicious transactions have been found in other products as well as in other regions.

At the same time, we have worked in cooperation with the relevant authorities, reporting on the results of our investigation to the US Department of Justice and the Japanese Public Prosecutor's Office. We will continue to report on cartel issues pertaining to marine hose in connection with the current investigation as appropriate. As to agents where suspicions of improper activity has been identified, we are in the process of terminating or, where appropriate, reforming our relationships with these agents, to establish new sales channels that comply with Bridgestone's company policies and applicable laws.

2. Preventative Measures

We have also acted swiftly to adopt preventative measures regarding the making of improper payments, as announced on February 12 and detailed below:

(1) Withdrawal from Marine Hose Business

We established a Marine Hose Business Withdrawal Project Team. The function of this team is to assist with the withdrawal from the marine hose business, and also answer customer queries. We are also carefully considering the potential harm that may be caused to customers and society as a result of the withdrawal.

(2) Provision of Comprehensive Compliance Training

We have been providing training and seminars focusing on compliance related to the present issue and competition laws, and giving high priority to issues including the export of Industrial Products. We are planning to provide such training to all relevant employees including those at our subsidiaries.

In addition, we have held seminars for top management and will continue to hold them in the future as the leadership of top management is required to prevent re-occurrence of the same problem.

(3) Strengthening Measures against Improper Acts

We have reviewed our internal Retail Sales Calculation System, and set up a system that prevents the sales team from solely determining sales prices. We have also strengthened our head office's monitoring of commission payments made to agents by the sales subsidiaries in issue. Further, we have tightened our head office's surveillance of agents who have business relationships with our subsidiaries and are reviewing the businesses.

(4) Corporate-wide Organisational Change and Tightening of Internal Controls

We have dissolved the International Engineered Products Department ("IEPD"), which was in issue. The business operations of the Chemical and Industrial Products Division have also been consolidated. In addition, we have reinforced our management and audit system by establishing an Industrial Products and Construction Materials Business Administration Department and a CSR and Audit Unit. These will serve as internal mechanisms to strengthen the administrative, human resources and audit systems within each division and strengthen the management audit framework. Further, we have appointed a vice president and senior officer who is responsible for the diversified products business and for providing strengthened control over the Chemical and Industrial Products Division.

We believe that we need to continue the investigation by the Committee. We will receive results of the investigation from the Committee and will announce when new important discoveries are reported. We will continue to fully cooperate with and report results to the relevant authorities about our Committee investigations.

- end -

FINANCIAL HIGHLIGHTS

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2007 and 2006

	Millions of yen		Percent change	Thousands of U.S. dollars (Note 1)
	2007	2006	2007 / 2006	**2007**
Net sales	**¥3,390,219**	¥2,991,275	+13.3	**$29,699,685**
Overseas sales	**2,589,006**	2,213,880	+16.9	**22,680,736**
Operating income	**249,962**	190,876	+31.0	**2,189,768**
Net income	**131,630**	85,121	+54.6	**1,153,132**
Total equity	**1,410,225**	1,221,846	+15.4	**12,354,139**
Total assets	**3,359,255**	3,053,440	+10.0	**29,428,428**
Per share in yen and U.S. dollars				
Net income				
Basic	**168.69**	109.10	+54.6	**1.48**
Diluted	**168.65**	109.07	+54.6	**1.48**
Shareholders' equity (Note 2)	**1,757.23**	1,511.43	+16.3	**15.39**
Cash dividends	**26.00**	24.00	+8.3	**0.23**
Capital expenditure	**272,381**	261,335	+4.2	**2,386,167**
Depreciation and amortization	**173,585**	145,349	+19.4	**1,520,675**
Research and development costs	**86,748**	86,687	+0.1	**759,947**
Net return on shareholders' equity	**10.3**	7.4	—	—
Net return on total assets	**4.1**	3.0	—	—

Note 1: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥114.15 to $1, the approximate year-end rate.

Note 2: Shareholders' equity is equity excluding stock acquisition rights and minority interests.

POISED FOR SUSTAINED GROWTH

2007 business review

Despite an increasingly difficult business environment caused by changes in the global structure of demand and competition, consolidated net sales increased by 13% to ¥3,390.2 billion. Gains were recorded across all geographical segments. The primary reasons for this growth were company-wide efforts to reinforce strategic product lines from development to production and sales, the introduction of appealing new products worldwide and the enhancement of our portfolio of highly competitive products and businesses. Operating income was up 31% to ¥250.0 billion, due in particular to initiatives aimed at mitigating the impact of increasing raw material costs, while net income surged 55% to ¥131.6 billion. The results for both net sales and operating income represent historic highs for the Bridgestone Group.

Based on these results, we are well on track to achieve the targets set out in the Mid-term Management Plan, which will be described later.

For a more detailed review of our performance in 2007, please refer to the Management's Discussion & Analysis section (pp. 46-51).

Reflections on progress to date

When I became president two years ago, I set a goal for the Bridgestone Group to be recognized as the world's undisputed No. 1 tire and rubber company in both name and substance. The progress that we have made since then has afforded me greater insight into the challenges that we face in attaining this goal.

One thing is clear: size is critical for achieving sustained growth in a business such as tires where products are internationally standardized. In the 20 years since we acquired Firestone — a move that catapulted the Bridgestone Group into the top three of the tire industry — our efforts to blend the best of each firm into an integrated whole have helped to forge a new company culture. In terms of scale of operations we have become one of the world leaders today.

Yet the rapidly changing global market in which we operate differs vastly from the conditions back in 1988. Tire demand has shifted to either side of the spectrum, away from the middle. Today, the market segments that are growing are state-of-the-art high-performance tires and low-priced general-purpose tires. The gains in market share being made by low-priced tires from low-cost manufacturers point to fundamental shifts in the structure of competition. The earnings structure of the tire industry has undergone wrenching change as well, due to the pressures applied by inexorably rising raw material costs.

To succeed in the face of such change, I see my role as one of creating a strong Bridgestone Group with a robust earnings structure capable of generating sustained growth into the future. I believe that this goal translates into three aims. First, we must develop a trim global structure that can react swiftly to change. Second, our performance targets for the short, medium and long term — as well as all other aspects of business performance — must be owned by the whole Bridgestone Group. Third, we must find the correct balance. Developing advanced technology to lead market change is, of course, vital. At the same time, however, we must also strive to overcome the competition by providing customers with value-added solutions, rather than merely making and selling tires and other consumable goods.

Finally, we cannot regard the quest to be the world leader in both name and substance as merely a question of achieving the highest sales and profits. To be the best company, the Bridgestone Group must also display leadership in areas such as the environment, quality, product safety, compliance, risk management (inclusive of fire prevention and occupational safety), internal controls, human resource development and corporate citizenship activities. That is why we have positioned corporate social responsibility ("CSR") activities at the heart of what we do. In short, we must aim to be a world leader in all aspects of our activities as a company. By achieving a productive balance among these various elements, I believe that the Bridgestone Group has the strength to build on these healthy foundations to create a truly global and sustainably successful enterprise.

Toward optimized global operations

Among the risks that large-scale international operations face is lowered earnings due to individual parts of the group merely pursuing sales expansion. It is therefore



Shoshi Arakawa
Chairman of the Board, CEO and President

critical that we optimize the use of global management resources and strive to eliminate waste. We refer to this as the "total optimization" of Bridgestone Group operations. The ultimate goal is that organizations, systems and processes are all engineered to create maximum value, to avoid waste and to react to change quickly.

There are two things involved in realizing this goal. First, we need to create optimal global coordination. Second, we must ensure that the Mid-term Management Plan is completely integrated across the Bridgestone Group. Structure and planning are essential to the formulation of clear targets and policies to achieve these objectives. These two tasks have been my priority s nce my appointment. With the announcement of our latest plan in October 2007, I believe that our organization and planning are now working well together and in tandem.

A reformed and optimized global structure

Our organizational reforms have involved the establishment of eight strategic business units (SBUs) supported by a Global Management Platform (GMP). Six SBUs focus mainly on the tire business in different geographic regions and the other two SBUs consist of our specialty tire and diversified product operations. In addition, the Global Head Office (GHO) sets policy for the Bridgestone Group and plays an organizational and visionary role in optimizing global operations.

Within the GMP framework, we have also created an entity called the GLC (Global Logistics Center) to set high-level policy for core functions such as product planning, business development, materials purchasing, facility procurement, and global tire supply chain planning. The GLC enables the Bridgestone Group to improve its response to market trends by analyzing and approaching projects beginning at the product planning stage, helping the Group make optimal decisions from a global perspective about what raw materials to buy, where to produce and which markets to supply with which products. Beginning in 2008, I am confident that the practical benefits of our reconfigured organization will start to emerge in terms of accelerated product introductions.

Globally integrated business planning

The details of the five-year Mid-term Management Plan that we released in October 2007 are discussed elsewhere in this Annual Report. Just as important as the numbers in the plan is the process by which we formulated it.

The plan summarizes where the Bridgestone Group wants to be throughout the period up to 2012, along with the measures that we will implement to get there. This plan was not a top-down, target-setting exercise. Instead, it involved extensive discussions with managers throughout the Group to ensure that targets are feasible and that, more importantly, the measures developed will optimize the global operations of the Bridgestone Group. We also developed a series of Key Performance Indicators (KPIs) to track progress within each business.

Each SBU and GMP function has full management responsibility and functional ownership. Each also retains organizational autonomy to enable an effective yet flexible response to business conditions and performance. The structure is thus one of independently operating SBUs and GMP functions working within a GHO-defined policy framework, based on a coherent and optimized business plan and close communication between these three parts of the overall organization. I believe that this arrangement allows an optimal mix of motivation, accountability and flexibility across all Group operations.

One final aspect of our business planning is the fact that we will update the plan each year to take account of changes in the business environment. The purpose of this rolling plan mechanism is not to keep moving the goalposts but rather to allow us to revise our measures where necessary to respond to changes as they arise. The integrated revision of measures is a critical part of making sure that our global operations are fully optimized and remain that way going forward.

Targeting the pinnacle of development to ensure enhanced products and services

The Bridgestone Group is currently developing various measures in line with this structure and plan. A particular focus concerns the continuing enhancement of Bridgestone products as a means to drive sustained growth. To this end, we continue to focus our efforts on certain strategic areas based on our concept of "aiming for the higher level."

Our goals in strategic product development are basically threefold. First, we aim to reinforce our competitive advantage in those areas where the Bridgestone Group has preceded its competitors, such as runflat tires, winter tires, ultra-high-performance tires and ultra-low-profile GREATEC tires for commercial vehicles. Our second aim is to gain an overwhelming competitive edge through advanced technology and sophisticated business models to ensure our competitiveness over the long term. This is the case in many specialty tire areas, including radial tires for construction and mining vehicles, aircraft and motorcycles. Third, we are continuing to develop environment-friendly products, both in our tire and diversified product operations. Examples of these strategic products include runflat tires, ECOPIA brand tires for better fuel economy, electronic paper displays and EVA (ethylene vinyl acetate) film for solar modules. We are also focusing attention on strengthening the Diversified Products business and increasing our fundamental competitiveness in raw materials development and production technology.

By focusing development resources on these strategic areas, we aim to expand our global business while also promoting greater vertical integration within the Bridgestone Group, which is one of our competitive strengths. Although our development is primarily product-focused, we are also seeking to build our reputation as a "solutions provider". In May 2007, the Bridgestone Group acquired US-based Bandag, Incorporated, a leading company within the retreading industry. We will now provide even better service to our customers by offering a comprehensive tire maintenance solution, backed by a complete line of new and retread truck tire offerings.

Antimonopoly investigation and improper payments to foreign agents

In news releases on May 4, 2007 and February 12, 2008, Bridgestone Corporation disclosed that Japanese, US, European and other authorities have been investigating the Company and certain of its employees in connection with international cartel activities and/or improper money payments to foreign agents respectively. We have appointed an Investigation Committee consisting of our external attorneys who have been involved in the ongoing investigation of these matters. This investigation is continuing and may expand. The Company will investigate the whole picture of these improper activities and will take this opportunity to speedily resolve the fundamental problems and issues presented by any misconduct that we may uncover. In addition, the Company will employ our best efforts to establish preventive measures to stop future misconduct.

Enhancing shareholder value

The Bridgestone Group is committed to generating value for its shareholders through improved financial returns based on sustained business expansion. Our policy is to maintain a stable and steady dividend, taking into account growth in earnings and any changes in financial condition. We also seek to balance the level of shareholder return against the accumulation of capital reserves required to invest in the reinforcement of the business base for the long term. This requires investments in domestic and overseas production facilities, sales and marketing systems and R&D programs, among other things. For the fiscal year ended December 2007 we will pay a final dividend of ¥13 per share, bringing total dividends for the year to ¥26 per share.

The Bridgestone Group has always had immense potential by virtue of the talent within its individual functions. In the future, we will look to maximize returns by optimizing our global operations. I hope to harness all of the Group's resources more efficiently so that we can boost returns by quickening our response and increasing our competitiveness. Our goal is to create an organization with a truly global structure, supported by genuinely global planning capabilities. This management formula is rare within corporate Japan — so rare that we hope others will strive to emulate the "Bridgestone model" of global development.

I ask for your continued support and understanding as we work to raise the value of the Bridgestone brand worldwide.

April 2008



Shoshi Arakawa
Chairman of the Board, CEO and President

TRAVERSING A PATH TO THE **PINNACLE** OF PERFORMANCE:

Objectives and Measures of the Mid-term Management Plan 2007 and a Focus on Strategically Important Products

AN OUTLINE OF THE FIVE-YEAR MID-TERM MANAGEMENT PLAN (2008-2012)

Management goal

To be the world's undisputed No. 1 tire and rubber company in both name and substance

MTP development framework

The Bridgestone Group has formulated a coherent Mid-term Management Plan (MTP) to achieve the total optimization of Group business resources, based on policies established by the Global Head Office (GHO). Each Strategic Business Unit (SBU) seeks to realize these plans using specialized support provided by the functional units of the Global Management Platform (GMP).

Key strategies

1. Always aim for the higher level

(1) Strategic tire products

Enhance tire business domain with high growth potential where the Bridgestone Group has a unique competency.

A. Areas where the Bridgestone Group can precede its competitors through reinforcement of products
- Runflat tires for passenger cars; UHP (ultra-high-performance) tires; winter tires
- High-value-added tires for commercial vehicles (GREATEC, low-profile)

B. Areas where the Bridgestone Group can achieve long-term competitive advantage through technology and business model

Specialty tires
- Large off-the-road radial tires for construction and mining vehicles
- Aircraft radial tires
- Motorcycle radial tires

Contribution of specialty tire operations
[Ratio of net sales/operating profit]
(FY07 est. at time of MTP2007 release)


5%
18%
Outer ring:
Net sales
Inner ring:
Operating profit
● Specialty tires
O Other tires

(2) Eco-friendly products and services

Position eco-friendly products and services as strategic businesses in support of the Group's CSR initiatives.

A. Eco-friendly products

a. Tires
- Runflat tires
- ECOPIA brand products

b. Diversified products
- Electronic paper displays
- EVA film for solar modules

B. Eco-friendly services

A business model that supplies products and services to promote greater resource conservation
- Retread business (Bandag)

  The Bridgestone Group plans to supply tire management solutions to commercial fleet customers through its Bandag brand (acquired in May 2007) while at the same time aiming to make a substantial contribution to environmental protection and resource conservation.

(3) Diversified products

The Bridgestone Group plans to generate about 20% of consolidated sales and operating profit from diversified products. The aim is to boost profitability by concentrating resources on high-margin products such as high-performance films.

(4) Reinforce fundamental competitiveness

The Bridgestone Group aims to develop highly competitive material and production technologies to continue supplying the quality demanded by the market while creating improved material cost profiles.

(5) Enhancement of corporate governance structure

Plans call for the further development of governance and compliance systems to ensure that both management and operational execution are efficient and goal-oriented.

(6) Basic systems to reinforce the Group's CSR initiatives

- Establishment of the Integrated CSR Enhancement Committee (January 2007)
- Aim of CSR activities: To realize its corporate philosophy to serve society with superior quality and support ongoing development of a healthy Bridgestone Group
- Focus on 22 specific themes on a global basis across the Bridgestone Group in order to reinforce CSR activities

(7) Environmental management

Targeting environmental issues at the global, regional and workplace levels, the Bridgestone Group maintains its leadership position in this area and will create specific plans for a diverse program of environmental management activities to cover a broader range of business domains.

2. Integrate and expand business domains based on clear long-term strategy

The Bridgestone Group is working to strengthen vertical integration placing an emphasis on the integrated and effective use of resources. This will allow the Group to build an optimized supply chain and supply society with high-quality products and services.

The Global Logistics Center (GLC) was established in October 2006 with the aim of raising supply-chain competitiveness for the global tire business.

3. Achieve truly global development through SBUs

Over the plan period, the Bridgestone Group aims to increase consolidated net sales by about 20% by aggressively targeting growth in overseas and specialty tire markets, while at the same time boosting operating profit by 80% through increased sales of strategic products and rationalization efforts. Another key goal is to develop supply systems to support this growth.

Major production expansion plans:

- India (passenger car tires: capacity increase)
- Indonesia (passenger car tires: capacity increase)
- Mexico (passenger car tires: new plant (operations started))
- Hungary (passenger car tires: new plant (operations started))
- Poland (truck and bus tires: new plant)

Net sales growth by tire SBUs (2007 → 2012)


(Black bar: exch. rate adjusted)
(%)
200
160
120
80
40
0
(105)
(135)
(150)
(185)
(150)
Japan
The Americas
Europe
China
Specialty Tire

4. Target optimum group management based on MTP

To realize the MTP goals, the Bridgestone Group continues to develop planning and management structures to optimize the integrated use of Group resources in a manner consistent with its basic strategy. This involves a shift away from the current resource model to a policy stance defined as "Lean and Strategic."

Performance targets

	2007	2011	2012
Net sales	¥3.4 trillion	¥3.8 trillion	¥4.0 trillion
Operating profit increase (2007 → 2012)			
Expansion of strategic products			+¥100 billion
Rationalization			+¥50 billion
Diversified products business			+¥25 billion
Volume, others			+¥10 billion
			+¥185 billion
	2007	2011	2012
ROA	4.1%	Over 5.0%	6.0%

Exchange rates 100JPY/US$ (2007 forecast: 118JPY/US$)
130JPY/EURO (2007 forecast: 155JPY/EURO)



Bridgestone runflat tires represent an advanced and eco-friendly solution for enhanced vehicle safety.

THE PINNACLE OF SAFE, ECO-FRIENDLY TECHNOLOGY

The Bridgestone Group has been developing runflat tires for more than 20 years as a safer driving solution. They represent the pinnacle of efforts to develop technology that embraces the three core elements of safety, comfort and the environment. In recent years, increasing numbers of passenger car models have been fitted with runflat tires, notably in Europe, the United States and Japan.

Runflat tires function safely at a specified speed for a specified mileage even after a loss of air pressure. By eliminating the need to carry a spare, runflat tires help to reduce vehicle weight, promoting better fuel economy while helping to conserve resources. They also afford car designers greater freedom to utilize the increased space.

In 2007, Bridgestone Corporation unveiled a new technology called "COOLING FIN" that enhances the post-puncture durability of sidewall-reinforced runflat tires[*1]. The new fins are radial protrusions located on the external tire surface. These work by promoting increased air turbulence, which in turn helps to cool the tire sidewall. This new technology paves the way for developing runflats for vehicles such as minivans, large passenger sedans and some SUVs. Such vehicles have larger tire cross-sections[*2] that generate greater sidewall heat at lower tire pressures. COOLING FIN technology also opens up the possibility of reducing the thickness of rubber used to reinforce the tire sidewall, leading to a reduction in weight as well as more comfortable ride characteristics.


Sidewall-reinforced runflat tire *1
Height of cross-sections *2
Sidewall-reinforcing rubber
Shape of tire after puncture



ENSURING SAFETY AT THE CRITICAL MOMENTS OF A FLIGHT

During take-off and landing the tires fitted to the Airbus A380 (pictured) support a gross weight of up to 560,000kg traveling at speeds of up to 370km/h. As in Formula One racing, such extreme conditions demand tires that feature a full range of advanced tire technologies. The next-generation Boeing 787 will also be delivered with Bridgestone tires as fully standard fitments.

Bridgestone aircraft tires are based on the triple-R concept, which stands for Revolutionarily Reinforced Radial. Based on cutting-edge belt construction, this unique structural design provides four key benefits: increased resistance to external damage; a reduced chance of tire destruction through bursting or tread separation even if damage occurs; reduced tire weight for better fuel economy; and improved abrasion resistance, which allows for more takeoff and landing cycles between tire replacement.

Bridgestone Corporation is one of the very few companies with the design and production capabilities to supply these kinds of tires. Bridgestone Corporation is investing in new aircraft radial production capacity at its Tokyo Plant, with production slated to start in the second half of 2008 while the Kurume Plant continues to produce aircraft radial tires. Total production capacity of radial tires for aircraft will be 2.5 times the current level. Bridgestone Corporation also has retread aircraft tire plants in North America, Europe, Asia and Japan to offer a comprehensive range of products and services for the commercial aircraft market.





Bridgestone radial tires are fitted to the Airbus A380, which carries 555 passengers in its standard cabin configuration.

The retread tire business extends the presence of the Bridgestone Group into eco-conscious tire management solutions for commercial customers worldwide.





EXPANDING INTO THE TIRE SOLUTIONS BUSINESS

At the end of May 2007, Bridgestone Americas Holding, Inc., the U.S. subsidiary of Bridgestone Corporation, completed its acquisition of Bandag, Incorporated, one of the world's top companies in the retread tire sector. US-based Bandag manufactures retreading materials and equipment for a global network of more than 900 franchised dealers across 90 countries that produce and market retread tires and supply tire management services. Bandag's traditional business serves end-users via a wide variety of products offered by dealers, ranging from tire retreading and repair to the outsourcing of tire management systems for commercial truck fleets. Bandag owns ten production bases located in the United States, Belgium, Brazil and Mexico.

Retreading involves removing used tire treads and applying freshly vulcanized new treads so that the body of the tire can be reused safely. It is a widely used solution in Europe and North America for the tires that are fitted to trucks, buses and aircraft. Retreading not only helps to reduce the total cost of tires, but also makes a major environmental contribution in terms of the more effective utilization of natural resources.

The integration of Bandag enables the Bridgestone Group to enhance the level of service and technology for customers, while providing the same great level of quality. The global Bridgestone Group will now provide even better service to customers by offering comprehensive tire maintenance solutions, backed by a complete line of new and retread truck tire offerings.



A CRITICAL COMPONENT OF CLEAN ENERGY

In the Diversified Products business, Bridgestone Corporation is pursuing a policy of selection and concentration in order to drive optimum corporate growth. One promising area for the future is EVA (ethylene vinyl acetate) film for use in the production of solar power modules.

EVA film is used to attach the silicon cell which converts solar rays into electricity to the backing sheet and glass surface of the solar module via heat-induced molecular binding. This process relies on the property of EVA film to become transparent upon heating. EVA film is also waterproof and UV-resistant, which makes it an ideal adhesive film for solar modules installed outdoors.

To cater to growing global demand for solar power modules, Bridgestone Corporation is investing to increase production capacity for EVA film at its Iwata Plant located in Shizuoka Prefecture, Japan. The monthly production capacity of EVA film is scheduled to double to 2,000 tons by late 2010.

Global demand continues to rise for photovoltaic cells, which offer a clean alternative power source to help in cutting CO_2 emissions. The Bridgestone Group places a high priority on environmental activities as an important means of achieving higher sustainable long-term performance growth. EVA film is therefore a doubly important product in this regard.



EVA film is a critical component of solar modules, which are in increasing demand as a clean energy source.



BETTER FINANCIAL PERFORMANCE VIA GREATER EMPHASIS ON **COMPETITIVE PRODUCTS** IN GROWTH AREAS

Consolidated sales in the tire business segment totaled ¥2,750.4 billion (net of inter-segment transactions) in fiscal 2007, an increase of 15% compared with the previous year. Operating income rose 40% to ¥195.0 billion, mainly due to successful efforts across the Bridgestone Group to mitigate the effects of high raw material costs. The focus remained on maximizing sales momentum via the introduction of appealing products worldwide and on engineering further improvements in the product mix through higher sales of high-value-added product lines. Segment capital expenditures totaled ¥240.8 billion, reflecting investment in various Bridgestone Group production sites worldwide that are the supply bases for strategic products.

Sales (net of inter-segment transactions)
¥ billion


2007
2,750.4
2006
2,393.2
2005
2,153.0
2004
1,928.0
2003
1,836.4

Operating income
¥ billion


2007
195.0
2006
139.1
2005
167.9
2004
160.3
2003
148.3

JAPAN TIRE SBU

Although unit tire sales were on a par with the previous year, most of the growth was generated by sales of strategic products and high-value-added lines. Sales of tires for the original equipment market were up over 2006. However, high fuel prices remained a significant dampening factor on demand in the replacement tire market. Additionally, in the passenger car segment of the replacement tire market, demand for summer tires was flat, while demand for winter tires dropped sharply amid an exceptionally mild winter across Japan.

In the original equipment market, Bridgestone Corporation ("Bridgestone") focused on improving product mix by expanding sales of high-performance tires while at the same time seeking to boost the image of the Bridgestone brand by promoting the use of such tires in luxury and up-market vehicles. Bridgestone also sought to enhance its presence in all automobile sectors in Japan, including mid-market passenger car models.

In the replacement tire market, Bridgestone pursued a strategy of "quality-led growth" by seeking to expand sales of high-value-added products while obtaining acceptance for a higher selling price in the marketplace. Bridgestone implemented price increases in Japan during 2007 across most tire categories in an attempt to offset the effects of sustained high raw material prices. Price increases were between 5% and 10%.

Bridgestone continued to position itself in the Japanese tire market as a premium brand offering a range of benefits in terms of quality, safety and environmental performance. The major strategic products were runflat tires, UHP (ultra-high-performance) tires and winter tires in the passenger car segment, as well as low-profile truck and bus radial tires and the eco-friendly ECOPIA brand tires in the commercial vehicle segment.

Creating a solid domestic business platform

The shift to a single strategic business unit (SBU) to manage the Japanese tire business promises to generate significant benefits over the medium to long term. The key goal is to create a solid domestic business platform through the integrated optimization of tire production and sales operations within Japan.

The development of the Japan Tire SBU involves integration on a number of levels: production and sales; the original equipment and replacement tire operations; decision-making processes; and operational planning. The Bridgestone Group's basic stance is to proceed with group and global business development on top of the strong Japanese business. Throughout its history, Bridgestone has developed advanced capabilities in both production and sales operations, which has helped to support and enhance its business performance.



Bridgestone is focusing on boosting sales of strategic products such as UHP (ultra-high-performance) tires.



Cockpit is a chain of highly specialized stores designed to meet individual customer needs.



Efforts are being made to expand sales of high value-added product lines in the truck and bus tire sector.

However, in order to further enhance these capabilities to develop a more secure footing, Bridgestone continues to seek improvements across all functions. Bridgestone will promote the integrated optimization of tire production and sales operations to ensure that these improvements provide the best possible result for the organization as a whole. The benefits promise to materialize over time through enhanced competitiveness in terms of costs, technology and sales presence.

The major challenges in the Japanese tire business can be summarized in terms of changes in the structures of demand, earnings and competition. These in turn are translating into downward pressure on prices combined with upward pressure on raw material costs. Bridgestone remains focused on following the "quality-led growth" strategy to boost its competitive edge by leveraging technical superiority to develop high-quality differentiated tire products. This strategy also plays a central role in the development of a solid domestic business platform.

Growing demand for eco-friendly, fuel-efficient tires

Commercial vehicle fleet operators the world over are mainly concerned with procurement and operating cost. Eco-friendly tires with reduced rolling resistance that deliver better fuel economy are thus an increasingly popular solution for truck and bus operators in Japan. Bridgestone provides ECOPIA brand products to cater to this growing demand. Feedback from commercial customers that have adopted this product has been especially positive, with user surveys confirming the economic benefits in terms of lower fleet operating costs.

Outlook for fiscal 2008

Automobile production levels in Japan are projected to remain high in fiscal 2008, with export production increasing to compensate for the flat domestic market. Bridgestone will respond more swiftly to changes in the original equipment sector, while enhancing the quality of its products. In the replacement tire sector, demand is expected to increase slightly overall.

Bridgestone will continue focusing on improving profitability by promoting sales of strategic products, such as runflat tires, UHP tires and winter tires, to generate a higher-value sales mix. As SBU integration continues, increased cooperation between the sales and marketing teams in the original equipment and replacement tire sectors is expected to contribute to higher sales and increased returns. The planned reinforcement of the retreading business in the Japanese market offers further potential for new growth within the tire management services sector.

AMERICAS SBU

The Bridgestone Group primarily operates in the Americas through a wholly owned subsidiary and holding company, Bridgestone Americas Holding, Inc. ("BSAH"). BSAH is the parent company to several subsidiaries, including Bridgestone Firestone North American Tire, LLC ("BFNT"), BFS Retail & Commercial Operations, LLC ("BFRC"), BFS Diversified Products, LLC ("BFDP") and a new member — Bridgestone Bandag, LLC ("BSBD"). BSAH also has a number of other subsidiaries based in North, South and Central America.

*Note: Refer to page 28 for details on the diversified products business in the Americas.

North America

Within the tire business, the best-performing sectors were replacement tires for passenger cars and off-the-road tires for mining and construction equipment. Sales of radial tires for commercial vehicles (trucks and buses) were negatively affected by soft demand, especially in the original equipment sector. Reduced production of light trucks and SUVs within the US and Canada resulted in lower tire shipments to supply OEM contracts. However, the consumer replacement sector benefited from better brand and product mix resulting from an emphasis on strategic categories such as high-performance tires. Higher selling prices were another factor contributing to growth in sales revenue.

Overall sales of tires in the North American market were ahead of fiscal 2006. Sales of tires by BFNT, which is BSAH's tire manufacturing and wholesaling operation in North America, were less than originally expected due to softer demand in the commercial vehicle and passenger car original equipment sectors. BFNT recorded positive growth in operating profit compared with the previous year due to a solid performance across most business units. Sales of replacement tires by BFRC, which remained the largest automotive retailer in the world, exceeded both the prior year and internal projections.

During fiscal 2007, BFNT completed the sale of its closed Oklahoma City plant. A plot of vacant land of more than 240,000m² on the edge of the plant site was donated to the local school system to serve as a wildlife habitat area as well as a site for a new elementary school building.

In other developments, BFNT began construction of a new distribution facility in Jacksonville, Florida, which is expected to be complete by mid-2008. BFNT also announced a multi-year integrated marketing partnership with the National Football League (NFL). Under the agreement, the Bridgestone brand is designated as the NFL's first "Official Tire." The partnership promises to increase exposure for the brand through programs such as the Super Bowl, which attracts some of the highest ratings for any television program in the US and is also watched by a worldwide audience in excess of 100 million. In March, 2008, BFNT and Bridgestone Firestone Canada Inc. ("BFCA") also announced a new global multi-year partnership with The National Hockey League (NHL) and the National Hockey League Players' Association (NHLPA) in which the Bridgestone brand will serve as the "Official Tire of the NHL, NHLPA and the Hockey Hall of Fame."

Strategy and outlook

Overall, BSAH continues to strengthen its operations in the Americas and is focusing efforts on the manufacture and sale of premium value-added products such as high-performance, ultra-high-performance and runflat passenger car tires. In addition, the company continues to position itself for the future in the retail automotive tire and service sector by committing to growth in demographically desirable locations.

Continually seeking to provide customers with even better quality and value, BSAH continues to pursue increased cost competitiveness through targeted capital investments towards those goals, while closing those facilities that have proven to be obsolete or non-competitive.

Unprecedented ongoing escalation in raw material costs — especially those related to petroleum — presented the major challenge in 2007. BSAH continues to look for ways to enhance productivity as well as quality while striving to mitigate the impact of these rising costs. Based on close monitoring of the marketplace, BSAH evaluates its cost structure on an ongoing basis to determine appropriate countermeasures as necessary. This issue is expected to remain a key operational factor in fiscal 2008.

The prospects of an economic slowdown in the United States during 2008 imply a possible negative impact on consumer spending. BSAH will make appropriate adjustments to operating expenses in line with changing economic conditions. BSAH expects growth in sales and profit during 2008 versus 2007 despite challenging economic conditions that may affect some portions of its business.

A major force in the tire retreading market

Bandag represented a significant addition to the Bridgestone Group during 2007, particularly in North America. The company was a strong contributor to sales during the seven-month period following the completion of the acquisition in May 2007. Bandag also celebrated the major milestone of 50 years in business during the year.

Boasting an outstanding corporate culture, a talented workforce and superior quality products, the Bandag business makes the Bridgestone Group a major force within the markets for tire retreading and tire management services. Significant synergies and market opportunities with the Bridgestone Firestone Truck & Bus group have already been identified. Subsequently, on March 31, 2008, BSAH announced a reconfiguration of the Bandag operations within the global Bridgestone Group to take better advantage of the combined strengths of our global operations that a unified new truck and retread tire business



The Bridgestone Group has completed the Bandag acquisition and will now provide even better service to customers by providing comprehensive tire maintenance solutions backed by a complete line of new and retread truck tire offerings.

BSAH celebrates the grand opening of the state-of-the-art tire facility in Monterrey, Mexico.


BRIDGESTONE
BSMR


Firestone
COMPLETE AUTO CARE
since 1926

BFRC continues to be the largest automotive retailer in the world.

ne new Hungary plant is vital
achieve the objective of
teady, profitable growth in
uropean business.



can deliver. In North America, BFNT's truck and bus tire sales and marketing groups will be combined with Bandag's North American retreading operations and will be aligned as a division of BFNT. The newly combined operations will be known as Bridgestone Bandag Tire Solutions. In Europe, Bandag's operations will be integrated with Bridgestone Europe to similarly facilitate further development of existing synergies. In Asia, the Bandag retread operations have already been aligned with Bridgestone Corporation operations.

Central & South America

Bridgestone Firestone Latin American Tire Operations ("BFLA"), an operating unit through which the Latin American subsidiaries report to BSAH, experienced robust sales growth over the prior year, mainly due to strong performances in the Brazilian and Mexican markets. Although operating income did not achieve projected levels due to strong offshore competition, higher expenses and the impact of currency exchange, the results still significantly exceeded the previous year's performance.

New tire plants in Bahia, Brazil, and Monterrey, Mexico, began production in 2007. Bridgestone Firestone de Mexico, S.A. de C.V. ("BFMX") announced plans to close a tire plant in Mexico City in the second half of 2008 while separately undertaking a capacity expansion at its plant in Cuernavaca.

EUROPE SBU

Market trends and performance

The European tire market recorded a decline in demand in the passenger car segment during fiscal 2007. Demand was firm, however, in the commercial vehicle segment, supported by brisk economic growth in East European markets.

Bridgestone Europe NV/SA ("BSEU") notched up gains in share across both market segments, particularly in truck and bus radial tires (original equipment) and targeted high-value-added product areas such as winter and UHP (ultra-high-performance) tires. Unit sales of passenger car and light truck tires were strong, exceeding levels recorded in fiscal 2006. Unit sales of runflat tires, winter tires and UHP tires rose significantly and contributed to product mix improvement. Sales of truck and bus tires were also higher than in the previous year.

BSEU posted a double-digit increase in sales revenue in 2007. Profits increased despite high raw material costs.

Strategy and outlook

The core strategy in Europe focuses on raising profits through product mix improvements by boosting

Bridgestone's presence in strategic products such as UHP tires, runflat tires, winter tires for passenger cars, and GREATEC and low-profile truck and bus tires. Other aspects of the strategy are the development of higher-value customer sales and service channels and regional production capacity upgrades to increase regional self-sufficiency.

Raw material prices are expected to reach historic highs in 2008. While EU market GDP growth is projected to be around 2%, BSEU expects competition in Europe to intensify as emerging Asian tire manufacturers continue to make inroads into the market. The strategy for generating higher profits revolves around continuing to improve the sales mix while working to mitigate the impact of increasing raw material prices.

Regional infrastructure development

BSEU is investing in production and logistics infrastructure in Europe to boost regional self-sufficiency of supply and add greater manufacturing value at the local level.

During 2007, BSEU's new plant for passenger car tires near Tatabánya in Hungary completed all certification procedures. Production began in January 2008. This plant employs Bridgestone's revolutionary BIRD (Bridgestone Innovative and Rational Development) production system. BIRD is the first tire production system that automates the entire manufacturing sequence from processing raw materials to the inspection of finished tires.

Construction of another new plant for truck and bus tires in Stargard, Poland is underway. Together with the existing facility in Poznan, once operational these two plants in central Europe are expected to bring significant benefits to BSEU in terms of increased supply self-sufficiency and through a supply system that enables enhanced sales of strategic products.

In other developments during 2007, the final phase of the European proving ground was completed and the European Technical Center was expanded. BSEU also began operating a new logistics facility in Madrid, Spain.

Channel strategy

BSEU continues to follow a medium-term channel development strategy. The centerpiece of this strategy for the passenger car tire market is the First Stop retail chain. The number of First Stop outlets in the region increased from around 1,560 to 1,740 during 2007.

BSEU is also developing its presence in Europe as a solutions provider to commercial truck fleets. During 2007, several large pan-European transport fleets signed up to Bridgestone's Total Fleet Management program, to benefit from services delivered by the pan-European network of Truckpoint outlets. BSEU will further strengthen its retread business by facilitating further development of existing synergies of new and retread truck tire offerings.

CHINA TIRE SBU

Market trends and performance

Tire demand in both the passenger car and commercial vehicle segments continues to expand at around 10% per year, in line with the underlying growth of the Chinese economy. The market also has outstanding long-term growth potential owing to the fact that the process of motorization is still at a relatively early stage.

The market is highly competitive, with many local suppliers competing against overseas manufacturers. Locally produced bias tires still account for a large part of the market by volume.

Overcoming the challenging market conditions through efforts to expand sales and to mitigate the impact of higher raw materials costs, Bridgestone (China) Investment Co., Ltd. ("BSCN") posted a substantial year-on-year improvement in performance during fiscal 2007. Sales volume, revenue and profits were all significantly higher than in 2006.

Strategy and outlook

BSCN is following a "quality-led growth" strategy in China from a long-term perspective. By placing the emphasis on quality in terms of not only the performance and technical aspects of the product but also the distribution channel and customer service, the aim is to differentiate the Bridgestone brand as the driver's first choice for high-performance radial tires both in the passenger car tire and truck and bus tire sectors.

In recent years, China has witnessed an explosion in the number of motorists purchasing and driving passenger cars. BSCN is deliberately targeting the high-performance segments of the original equipment and replacement tire markets. Coverage of the F1™ Shanghai Grand Prix continues to heighten the visibility and awareness of the Bridgestone brand within China, while also helping to enhance our technological advantage and product reliability.

In the truck and bus tire sector, BSCN aims to offer a broad range of high-quality products to target the needs of fleet operators facing highly demanding conditions on China's expanding road network.

Regional infrastructure development

Reflecting the market's high growth potential, the Bridgestone Group continues to invest in a vertically integrated production and distribution chain in China. Major production facilities include tire plants in Tianjin, Shenyang and Wuxi and a steel cord plant in Shenyang. Production of truck and bus radial tires and steel cord began in 2007 at new facilities in Huizhou. A synthetic rubber plant in the same part of the country is due to come on stream in 2008.

In 2007, underlining the commitment to establish a long-term presence as a quality brand in China, BSCN completed the construction of a proving ground to test


VEGA

Continuous efforts are being made to expand the retail network in Europe, while enhancing quality.


SPECIAL

A more extensive retail network will ensure a higher level of sales and service quality in the Asia and Oceania region



The first truck and bus tire produced at the new plant in Huizhou, China.

products for the local original equipment and replacement tire markets. The facility opened in March 2008. Covering about an 84-hectare site, the proving ground is specifically designed to test high-performance tires. It includes a 900-meter high-speed straight as well as stretches designed to test tire safety, handling and performance under various high-speed conditions. Besides development testing, BSCN plans to use the facility for various promotional and training purposes. The Bridgestone Group views China as a key market, and is therefore implementing comprehensive measures spanning production, sales and technology.

ASIA & OCEANIA TIRE SBU

Market trends and performance

Sustained high raw material costs were a common feature of markets across the region due to high prices for oil and natural rubber. Automobile sales dipped in volume terms in some markets, especially Thailand, Malaysia and Taiwan. Market conditions were particularly challenging in Thailand, where a combination of political instability, high oil prices, a sluggish economy and a rising local currency served to depress domestic demand as well as exports. Low-priced tires from low-cost manufacturers, especially Chinese producers, made inroads into a number of markets across the region.

The regional SBU posted higher sales and profits than in fiscal 2006 despite the various financial pressures on the top and bottom line. Performances were good in Thailand, Indonesia and India, whereas sales declined compared with the previous year in Taiwan and New Zealand. In Thailand, Thai Bridgestone Co., Ltd. was able to overcome increasingly harsh market conditions by enhancing productivity while boosting sales. This involved increasing prices, improving the mix and reinforcing the in-market retail presence of the Bridgestone Group.

Strategy and outlook

The strategy for the Asia & Oceania region remains in line with the global approach of "quality-led growth." Bridgestone Group companies are working to move up-market to differentiate the brand by focusing on product and service quality, while raising prices. The successful results achieved in Thailand during 2007 in the face of a difficult market epitomize this strategy in action.

At the product level, Bridgestone Group companies focused on upgrading the sales mix by increasing the proportion of strategic products sold, especially UHP (ultra-high-performance) and runflat tires. In the commercial vehicle sector, Bridgestone Group companies aim to promote a shift to radial tires while also selling more tubeless products.

Regional infrastructure development
Bridgestone Group companies continue to invest in higher production capacity in the region to support a strategy of upgrading the sales mix to include a greater proportion of high-performance tires. Increasing production capacity is also important for optimizing the region's role as a global export base for strategic products.

During 2007, Bridgestone Corporation announced plans to increase daily capacity for passenger car and light truck radial tires at the Indore plant in India (by 4,500 units to 15,000 units) and at the Karawang plant in Indonesia (by 8,400 units to 27,000 units). In January 2008, Thai Bridgestone Co., Ltd finalized plans to increase production capacity for passenger car radial tires at the Nong Khae plant in Thailand. Daily capacity is scheduled to rise by 6,000 units to 36,500 units by late 2010.

Elsewhere, Thai Bridgestone Co., Ltd began construction on a new proving ground located near the Nong Khae plant. The new facility, which will be roughly ten times the size of the existing course, will be used to test tires for the original equipment and replacement sectors specifically for the Thai market, and to enhance the speed and efficiency of development assessment and performance verification. The facility will also be used for local sales promotion activities and training exercises for people inside and outside the company. Additionally, the establishment of a development structure focused on other countries in Asia other than Thailand will contribute to the advancement of motorization in the entire Asian region.

Channel development
In February 2008, an agreement was announced under which Bridgestone Group companies in the Asian region will acquire Shell Autoserv retail stores — 64 stores in Thailand and eight in Malaysia. This move promises to further strengthen the Bridgestone Group's retail presence and enhance its ability to respond to continuing growth in tire demand in those markets. The existing retail network comprises 178 stores in Thailand and 201 stores in Malaysia, consisting of both company-owned stores and franchise shops. These provide car maintenance services, with a primary focus on tire sales.

MIDDLE EAST & AFRICA TIRE SBU

Supported by the high price of oil, strong economic expansion and high levels of construction activity continued to drive growth in regional demand for tires in 2007. Some of the best-performing markets for the Bridgestone Group within this region were oil-producing nations in the Middle East. Sales volume and revenue were ahead of the prior year. Product launches such as the POTENZA Adrenaline and Dueler Sports helped boost sales of strategic tire products.

Bridgestone's strategy in the Middle East and Africa is to increase sales prices and improve the product mix to offset the effects of high raw material prices and the strength of the yen. Such factors are expected to persist in 2008.

Bridgestone South Africa (Pty) Ltd., a wholly-owned subsidiary of Bridgestone South Africa Holdings (Pty) Ltd., started mass production and shipping of runflat tires at its tire plant in Brits in October 2007. With this, the Bridgestone Group now boasts a quadripartite production system of runflat tires spanning Japan, the United States, Poland and South Africa. The runflat tires being produced are 205/55R16 TURANZA ER300, and approval has been gained to use them on new BMW 3 Series automobiles produced in South Africa.

Russia
Brisk economic expansion continues to support robust growth in unit sales within the Russian passenger car market, and demand for foreign tire brands has risen steadily. The market for imported winter passenger car tires is a particular target for Bridgestone Corporation. For example, the new BLIZZAK WS60 studless winter tire was introduced to critical acclaim during 2007.

Bridgestone is investing in sales and distribution infrastructure in the Russian market to build sales to respond to growing demand.

SPECIALTY TIRE SBU

Specialty tires are key strategic products for the Bridgestone Group. These sectors are ones where the Bridgestone Group aims to translate cutting-edge technical superiority and an outstanding business model into high-value-added brand differentiation, thereby providing a competitive edge over the long term.

Off-the-road tires
Rapid growth in China, India and other emerging economies is driving demand for mineral resources, supporting a boom in mining worldwide. Underpinned by these factors, demand for off-the-road tires used in construction and mining equipment, especially large and ultra-large off-the-road radial tires, continued to outstrip supply during 2007.

Sales grew by more than 25% in fiscal 2007 compared with the previous year. This reflected the expansions in capacity at the Hofu and Shimonoseki plants in Japan along with successful efforts to improve manufacturing efficiency and thus maximize productivity. Operating profits were significantly higher, due in part to the effects of yen depreciation and higher selling prices.

With the expansions in capacity at the Hofu and Shimonoseki plants, sales are forecast to grow further in 2008 due to continuing strong demand. While an economic slowdown in the United States could depress demand for small and medium-sized radial tires used on


BRIDGESTONE

The Karawang Plant of our Indonesian subsidiary aims to increase production capacity of high-performance tires to strengthen its position as a key supplier of strategic products within the Bridgestone Group



igh quality services promote
icreased sales of POTENZA
drenalina, Dueler Sports and
ther strategic products


CATERPILLAR
797B
113

Bridgestone tires for construction and mining equipment are employed at resource development sites worldwide

construction equipment, Bridgestone Corporation ("Bridgestone") expects robust demand from construction machinery makers. Yen appreciation and high raw material costs are expected to put pressure on profitability.

Responding to growing global demand

The Bridgestone Group is one of the few companies with the technical and production capabilities to make large and ultralarge off-the-road radial tires, which are identified as competitive and strategic products. Based on projections of sustained growth in global demand in this market, Bridgestone is constructing an entirely new production facility in the Japanese city of Kitakyushu to ensure a stable future supply of ultralarge radial tires for construction and mining equipment applications. The new plant is due to commence operations in the second half of 2009. In line with the extended mining boom, Bridgestone announced plans in 2007 to expand the capacity of the Kitakyushu plant beyond the original plan.

Aircraft tires

Sales grew by more than 30% compared with the previous year. This demonstrated the success of the Bridgestone Group strategy over the past few years to secure a major share of the growing market for radial tires based on the incorporation of advanced technology into the product lineup.

Although the US economic slowdown implies some uncertainty, prevailing growth trends are expected to continue in 2008. Bridgestone expects a further double-digit advance in sales, in part reflecting the start-up of production of aircraft radial tires at its Tokyo Plant in addition to its Kurume Plant in Japan.

A long-term shift to radials

Projections by Boeing and Airbus show the growth in commercial airline passenger traffic over the next 20 years will average about 5% per year. Demand for aircraft tires continues to expand in line with this trend. Within this market, demand for aircraft radial tires is growing at double-digit rates as airlines increasingly opt for the benefits of radial tires over bias tires when new aircraft models join a fleet.

Compared with bias tires, aircraft radial tires have lower weight and require less frequent retreading. Such factors promote reduced operating costs through savings in fuel and maintenance. For these reasons, demand for aircraft radials — and for related retreading services — is expected to generate solid growth over the long term.

Strengths of the Bridgestone Group

Harsh usage conditions demand the incorporation of a full range of advanced technologies into aircraft tires — an area where Bridgestone excels. Bridgestone has also developed a sophisticated business model and global supply chain featuring production bases around the world to satisfy retreading demand. In a highly competitive market, Bridgestone has won praise from customers for its overall business package solutions developed for this sector.

Augmenting the regional coverage of Bridgestone's supply infrastructure, a new retreading facility began operations in Qingdao, China, with mass-production starting in July 2007. Bridgestone also relocated its retreading plant in January 2007, to Mayodan, North Carolina (USA). This further expanded the presence of Bridgestone in the key Chinese and US markets.

Equipping a new generation of aircraft

Bridgestone radial tires are standard equipment on a new generation of airliners that promise to carry passengers around the world for many years to come. The Airbus A380 made its maiden commercial flight in October 2007. Bridgestone's RRR (Revolutionarily Reinforced Radial) tire is also being fitted to the Boeing 787, for which Bridgestone serves as a sole supplier.

Motorcycle tires

Demand for motorcycle radials was strong in Europe and North America in 2007, although sales dropped off somewhat later in the year in the United States. Demand was flat in Japan. Boosted by buoyant levels of exports and currency factors, sales were more than 15% higher than in fiscal 2006. Sales are expected to remain on a par with this level in 2008, reflecting a projected slowdown in OEM demand.

The long-term trend remains positive for motorcycle radial tires, especially in the road sports market, where most new high-performance motorcycle models are now fitted with radial tires. Bridgestone is investing in sales and marketing infrastructure for motorcycle radial tires to build sales over the medium to long term.

Since 2002 Bridgestone has sponsored teams in the MotoGP class of the FIM Road Race Championship, which represents the pinnacle of two-wheel road racing. Casey Stoner of Australia won the MotoGP series championship in 2007 on a Bridgestone-shod Ducati. This astonishing achievement helped to demonstrate the technical excellence of Bridgestone high-performance radial tires. In 2008, Bridgestone will begin worldwide sales of the BATTLAX BT-016 HYPERSPORT motorcycle radial tire, which incorporates technology amassed through the development of tires for MotoGP. This new tire displays excellent performance, including braking, cornering and acceleration.



The first production model of the latest next generation jetliner by Airbus known as the A380 has been equipped with Bridgestone's aircraft radial tires.



Bridgestone's outstanding technological expertise is also reflected in radial tires for motorcycles.



Sales of anti-seismic rubber have been brisk in Japan.

CONCENTRATING RESOURCES ON **HIGH-VALUE-ADDED PRODUCTS** IN AREAS WITH GROWTH POTENTIAL

The diversified products segment comprises a broad range of chemical and industrial products, the diversified products business of Bridgestone Americas, bicycles and sporting goods.

Consolidated segment sales amounted to ¥639.8 billion (net of inter-segment transactions) in fiscal 2007, an increase of 7% relative to the previous year. Operating income rose 6% to ¥54.7 billion. Business was particularly strong in automotive components and the commercial building materials operations in the United States. Segment capital expenditures totaled ¥31.5 billion.

Sales (net of inter-segment transactions)
¥ billion


2007 639.8
2006 598.1
2005 538.4
2004 488.7
2003 467.5

Operating income
¥ billion


2007 54.7
2006 51.8
2005 45.9
2004 36.5
2003 34.6

DIVERSIFIED PRODUCTS SBU

Besides tires, Bridgestone Corporation manufactures a wide variety of rubber and chemical products. In the automotive sector, these products include polyurethane foam seat pads, antivibration rubber and other components. Bridgestone also supplies industrial products and construction materials, including building materials, conveyor belts and related ore-transporting systems for mining applications.

Multi-rubber bearings, which are fitted to buildings to help absorb seismic shock during an earthquake, are another example of cutting-edge Bridgestone technology with practical safety applications. Other applied industrial rubber products include rubber tracks for specialized vehicles and office equipment products such as semiconductive rollers.

Bridgestone is also a leading company in a number of applied materials fields, including interlayer adhesive films for laminated glass (used in solar cells) and performance films used in plasma display panels.

Fiscal 2007 business performance

Bridgestone's diversified products segment reported higher sales on a consolidated basis. This marked the fifth consecutive year of growth and once again demonstrated the effectiveness of Bridgestone's strategy of selection and concentration of resources. Higher sales prices, sales growth and efforts to mitigate higher raw material costs enabled Bridgestone to overcome continued high prices for key raw materials such as natural rubber and steel products. Profits exceeded the prior year's results (when 2006 results are adjusted to account for organizational changes).

High-performance films were a major contributor to growth. PDP filters and adhesive films for solar modules were two globally marketed products that achieved substantial growth in sales. Targeting the construction industry in Japan, Bridgestone posted significantly higher sales growth of multi-rubber bearings for absorbing seismic vibrations and components for residential water and air piping systems. However, sales of materials for marine civil engineering applications were down compared with the previous year due to a decrease in public works investment.

Business strategy and outlook

Bridgestone possesses a varied portfolio of diversified products based on its expertise in rubber and related materials. Bridgestone is in the process of undertaking a strategic review to identify those products and businesses with the greatest future growth potential. Going forward, the strategy is to concentrate resources on these areas of growth. By developing new products based on original, advanced technology and by creating new business models that generate added value through exceptional quality delivered using market-oriented solutions, the ultimate objective is to contribute to higher earnings growth at the consolidated level.

In the applied materials sector, Bridgestone has a number of emerging businesses with great promise that are in late-stage technical development, including ultra-high-purity silicon carbide (PureBeta) and liquid powder for creating electronic paper displays.

Market conditions are expected to be more difficult in fiscal 2008 due to the strength of commodity prices and the sub-prime crisis on the US house-building sector. Bridgestone plans to focus on enhancing productivity while mitigating the effects of high raw material costs.

EVA adhesive film for solar modules

With global demand for solar power continuing to grow steadily, demand for materials used in the production of solar modules is on the rise. Bridgestone supplies EVA (ethylene vinyl acetate) film as an adhesive material for binding the silicon-based photovoltaic cell to a glass substrate in solar modules. Bridgestone plans to double monthly production capacity of EVA film by late 2010. Please refer to the Special Feature section (p. 16) for further details on this strategic growth product.

BRIDGESTONE AMERICAS' DIVERSIFIED PRODUCTS BUSINESS

The diversified products business in the Americas mainly consists of roofing and building materials, vehicle and industrial air springs, fibers and textiles, natural rubber and polymers. In North America, BFS Diversified Products, LLC ("BFDP") (a subsidiary of Bridgestone Americas Holding, Inc.) is the market leader in thermoplastic and rubber roofing materials, as well as air springs.

Performance in 2007

BFDP's sales continued to grow in 2007 and exceeded the prior year's results, although growth was not at the level originally projected due mainly to lower demand within the construction products segment. Operating income declined due to the impact of higher raw material costs and a softening in the construction products businesses. This was somewhat offset by a good performance in the polymers and air spring business units.

Outlook for 2008

Sales in the construction products businesses are expected to grow in 2008 although not as significantly as 2007 as the North American commercial construction markets continue to soften. The continuing economic slowdown and higher raw material costs are expected to also impact the air spring and polymers businesses, although the expected sales growth in the construction products and fibers and textiles businesses is projected to offset this impact.

Although slower than in prior years, BFDP expects positive sales growth in 2008. In addition to the overall anticipated increase in sales in the construction products sector, sales are expected to grow as the result of increased market penetration for items such as the GenFlex line of commercial roofing products.

BICYCLES

Bridgestone Cycle Co., Ltd. ("Bridgestone Cycle"), the main Bridgestone Group firm in this sector, has been the leading domestic manufacturer of bicycles in Japan for more than 40 years.

Market trends and business performance

Low-priced imports, mainly from China, continued to make inroads into the Japanese market in 2007 while domestic output in Japan declined by about 20%.

Although unit sales of bicycles were slightly lower than in the previous year, Bridgestone Cycle recorded sales growth of 5% over fiscal 2006 due to significantly higher sales of high-value-added electric power-assisted models, along with an increase in average sales prices across the range.

Business strategy and outlook

Bridgestone Cycle's aim is to increase sales and profits by upgrading the sales mix while maintaining a steady share of the Japanese market. This involves promoting higher-value-added models such as the Assista and encouraging consumers to trade up by stimulating demand for fashionable and eco-conscious models. Bridgestone Cycle is promoting bicycles as a healthy and eco-friendly transport alternative for environmentally concerned consumers living in Japan's major cities.

Bridgestone Cycle expects market conditions to remain harsh in fiscal 2008. The company aims to improve the sales mix by selling more high-value-added products such as electric power-assisted models.

Smart eco-friendly technology

In 2007, Bridgestone Cycle introduced models featuring an original intelligent belt-drive system that can even be fitted to 8-gear sports bicycles. The new "Smart Belt" mechanism allows smooth, noiseless gear changes. Bridgestone Cycle has incorporated the new technology into some luxury models.

Quality first

Responding to concerns about the number of accidents, in 2004 the Japan Bicycle Association (JBA) introduced the BAA (Bicycle Association Approved) mark as a voluntary quality standard to address perceived safety problems. Bridgestone Cycle is leading the way in designing and manufacturing models that conform to the BAA quality standard. The approach is also being extended to sports bikes.

SPORTING GOODS

Bridgestone Sports Co., Ltd. ("Bridgestone Sports") is the market leader in Japan in sales of sporting goods such as golf balls. The main Bridgestone Group firm in this sector, Bridgestone Sports also supplies sporting goods aimed at tennis enthusiasts.

Market trends and business performance

The Japanese market for golfing products posted positive growth in 2007. This reflected higher admissions at golf courses and the increased popularity of the sport among women. The apparel segment of the market saw the best growth. In contrast, the market for tennis-related goods shrank relative to the previous year.

Bridgestone Sports posted lower profits on flat sales during 2007. This was mainly due to a slowdown in sales of Bridgestone's premium golf balls and clubs, which was exacerbated by a sustained increase in the cost of raw materials.

Business strategy

The golfing population in Japan is growing modestly at present and is expected to decrease over the long term due to the impact of a dwindling birthrate and an aging population. Competition is also intensifying with the entry of foreign brands into the market, while the market pull of large retail chains is increasing. As a result, the environment surrounding the sports industry is expected to remain tough.

In response, Bridgestone Sports seeks to further strengthen the foundations of its golf business and secure a competitive edge over rivals through higher quality and services. To achieve these goals, Bridgestone Sports will bolster new product development competency, enhance a quality assurance system that includes subcontract factories, implement a channel strategy aimed at boosting satisfaction at sales companies and of customers in general, and expand into business that combines software and product sales, such as at golf schools.

A measurably superior golf ball

In March 2007, Bridgestone Sports introduced the latest product in the "Newing"-branded series of golf balls. The super NEWING LS330 range is based on the latest advances in macromolecular chemistry to create a material with increased repulsion for a given level of hardness. This patented "HR-drive" technology translates into greater distance irrespective of the shot type and club speed. As an extra benefit, the new material also helps to reduce unwanted spin.



Not only tires but other products such as antivibration rubber are also supplied for use in automobiles



Ave Maria is a new 5,000 acre Catholic community located just east of Naples, Florida. The design of the Oratory (featured in the photo) includes both BFDP's roofing and panel systems



A large number of fans come out to enjoy Bridgestone Open in Japan.



The Anchor RHM9 Pro is a top end sports bike featuring a rugged full carbon frame

RIDING THE WAVE OF **SUCCESS** IN MOTORSPORTS

The Bridgestone Group supplies tires to racing drivers, riders and teams in a sweeping range of motorsports events, beginning with the FIA Formula One World Championship (F1™), the pinnacle of motorsports, and the MotoGP World Championship. The consistent performance of Bridgestone tires has supported the victories of drivers, riders and teams across numerous categories, earning the company preferred supplier status in many sporting situations where tires are put to the ultimate test.


POTENZA
BRIDGESTONE

F1™: As the sole tire supplier to Formula One in 2007, fans were treated to a dramatic and exciting season with very close competition. It was an epic battle in which Kimi Räikkönen and Ferrari took both the drivers' and the constructors' championship titles on Bridgestone POTENZA tires. Bridgestone takes on the role as official tire supplier from 2008 to 2010, which will ensure equally exciting battles over the next three seasons.

Bridgestone was the sole tire supplier in the prestigious F1™ for the second time in 2007. Similarly, all the teams ran on Bridgestone-brand tires in the GP2™ Series, where young and talented drivers strive to climb the motor-racing ladder and become F1™ stars of the future. Bridgestone has been the official tire of the Champ Car World Series and Firestone the official tire of the Indy Racing League, which is best known for the world-famous Indianapolis 500 Mile Race, known as the "Greatest Spectacle in Racing". These two series will unify in 2008 under a single banner. Bridgestone will also be the official tire supplier to the new GP2™ Asia Series starting in 2008.

Besides such premier events, Bridgestone is involved in feeder series in Japan, such as Formula Nippon and the Super GT Series. Bridgestone has also developed a reputation for high quality in the motorcycling sports world, supplying tires for global road-race competitions in the MotoGP. Furthermore, Bridgestone supplies tires for professional motocross competition.

Participation in motorsports is a core element of Bridgestone's ability to demonstrate the superiority of its proprietary tire technologies in no uncertain terms. Bridgestone was chosen by the FIA as the official tire supplier to F1™ for the three years beginning 2008, marking an exciting step and demonstrating the high regard in which Bridgestone is held by the sport.

Safety remains a top priority for Bridgestone and this is something that will never be compromised in pursuit of performance on the racetrack. Bridgestone prides itself on the strong relationships it has with its teams and always aims to service them fairly. The 2008 season will bring new challenges, and in F1™ in particular, Bridgestone will address the issue of environmental impact and cost efficiencies by retaining the limits on testing mileage and tire quantities.

Tires for the GP2™ Asia Series will be produced in Japan, but in an exciting development for 2008, tire production for the GP2™ Series (Europe) has now moved to the Bridgestone Europe Technical Center in Rome.



MotoGP In motorcycle racing, Casey Stoner and the Ducati Team scored the first ever MotoGP championship title on Bridgestone tires. In 2007, Bridgestone riders posted 12 wins, six poles and five podium clean sweeps. The final round of the season in Valencia marked Bridgestone's 100th MotoGP race.



INDY IndyCar racing's flagship event is the storied Indianapolis 500. Firestone brand tires took the checkered flag at the inaugural Indy 500 in 1911, and have captured more than 60 victories since. Firestone brand tires were supplied to every IndyCar team in 2007.


ROAD AMERICA

Champ Car World Series Starting in 1996, the CART Series (forerunner of Champ Car) quickly became a global racing phenomenon with events staged around the world. Since 2002 and through the final Champ Car race which was held in April 2008, all competitors were equipped with tires under our global racing brand, Bridgestone POTENZA.



GP2™ Series In the GP2™ Series, which is a training ground for prospective F1™ drivers from around the world, all competitors in 2007 were on Bridgestone tires. Many drivers on Bridgestone tires have graduated from this series to F1™ seats, including the series champion for 2007, Timo Glock.

CORPORATE GOVERNANCE, COMPLIANCE AND RISK MANAGEMENT

The Bridgestone Group's ultimate goal is to become the world's undisputed No.1 tire and rubber company in both name and substance. In an environment where the entire industry is undergoing immense change in terms of demand, competition and earnings structures, the Bridgestone Group realizes that achieving this goal means aiming for world-class performance across a wide range of corporate activities.

Fundamental philosophy of corporate governance

Continually enhancing corporate governance is viewed as one of management's most important challenges to ensure that the Bridgestone Group fulfills the founding mission as stated in the corporate philosophy of "Serving society with superior quality."

Separation of oversight and operational execution

Bridgestone Corporation develops and communicates fair, transparent decision-making and management policies that govern behavior in all areas of business execution in accordance with responsibility and authority that Administrative Authority Rules delineate as well as with Policy Management Rules.

Bridgestone has adopted a corporate officer system to more clearly distinguish between management and operational responsibilities. It allows directors and the Board of Directors to focus more effectively on overseeing the execution of business operations. The number of directors was eight as of December 31, 2007.

Internal audit functions

Bridgestone employs a corporate auditor governance model as laid down in the Corporate Law in Japan. The corporate auditors conduct audits of the execution of business operations by the directors, while the Board of Directors oversees the directors. As of December 31, 2007, the Board of Corporate Auditors had six members, including three outside auditors. A substitute corporate auditor was elected at the General Meeting of Shareholders held on March 27, 2008.

The corporate auditors conduct internal audits based on policies determined by the Board of Corporate Auditors. Directorial conduct oversight involves a number of auditing activities, including attendance at the meetings of the Board of Directors and other executive meetings, interviews with directors to ascertain the status of operations, review of important business documents and visiting business offices for auditing.

The corporate auditors also undertake annual examinations of the operations of Bridgestone Corporation and its major subsidiaries, based on close liaison with full-time internal auditors of the leading domestic subsidiaries. Such activities can include meetings with representative directors to exchange information and opinions. A dedicated support staff unit assists the corporate auditors in the execution of their various duties.

The Internal Auditing Office, which reports directly to the CEO, and internal auditing departments within the Company's divisions and major subsidiaries, conduct internal accounting and operational audits. The Internal Auditing Office makes annual audit plans as well as visiting audits to each function, division and subsidiary. It employed 19 people as of December 31, 2007. Since May 2006, the Internal Auditing Office and its internal auditing departments have conducted audits at those Group companies that have instituted organizational changes in line with the provisions of the Company Law of Japan, with the aim of ensuring a more robust internal control system.

Independent financial audit

Deloitte Touche Tohmatsu performs the independent audit of the Company's financial statements. The independent financial audit team in fiscal 2007 included four Certified Public Accountants, seven assistant Certified Public Accountants, six assistant accountants and six others.

Corporate governance structures

The Executive Operational Committee is a senior management body that operates in a consultative and deliberative capacity to the Board of Directors. It is chaired by the CEO and is composed of several directors, corporate officers and divisional heads (also titled directors (non board members) within Bridgestone, Honbuchou in Japanese). It is a forum for discussing and reporting on specific matters set forth in Company policy as well as other important matters.

Nominees for executive appointments and executive remuneration packages for all directors and corporate officers are determined by the Directorial Personnel and Compensation Committee. Selected directors (with the exception of the CEO), corporate officers, divisional heads (also titled directors (non board members) within Bridgestone, Honbuchou in Japanese) and corporate auditors serve on this committee. Nominations, executive compensation and retirement and severance benefits are all within the overview of this committee. Matters considered and reported by this committee are deliberated on before a decision is made by the CEO, the Board of Directors, the Board of Corporate Auditors or the General Meeting of Shareholders. This helps to ensure transparency and objectivity.

Compliance structures and supervision

Bridgestone implemented and developed new internal compliance systems in December 2002 to facilitate ethical supervision of operations in line with corporate ethics based on the spirit of "Trust. And Pride" and the mission of "Serving society with superior quality" as well as to further promote ethical corporate behavior by directors and employees alike. The Compliance Committee led by the Chief Compliance Officer (CCO) has responsibility for a compliance counseling office that includes a helpline to provide employees confidential channels in seeking advice about compliance-related matters, as well as for promoting compliance-related education for directors and employees. In January 2007, recognizing the CSR-related importance of compliance activities, Bridgestone established the Integrated CSR Enhancement Committee, which is chaired by the CEO. The Compliance Committee, which is chaired by the CCO, operates as a sub-committee of the Integrated CSR Enhancement Committee.

Risk management

Risk management activities focus on the identification and mitigation of operational risks and the implementation of measures — as outlined in a basic risk management manual — designed to prevent both small-scale accidents and large-scale incidents. Contingency planning activities include the formulation and reviewing of business resumption plans aimed at restoring operations as quickly as possible in the event of any disruption.

The Risk Management Committee is chaired by the Chief Risk Management Officer (CRO), with responsibility for



General Meeting of Shareholders
Board of Corporate Auditors
Corporate auditors (6)
(includes 3 outside auditors)
Audit
Board of Directors (8)
Inquiry/report
Corporate Auditors' Office
Directorial Personnel and Compensation Committee
Management oversight
Operational execution
Accounting audit
Independent auditors
CEO (Chairman of the Board)
Executive Operational Committee
Internal Auditing Office
Internal audit
Integrated CSR Enhancement Committee
Corporate officers
(includes those serving concurrently as Board members)
Compliance Committee
Risk Management Committee
Operating and supervisory divisions
Societal and Educational Committee
Environmental and Conservation Committee

As of March 1, 2008

Bridgestone's risk management system. Since January 2007, in line with the recognition of the importance of risk management in CSR, it has operated as a sub-committee of the Integrated CSR Enhancement Committee.

Protection of personal data

Bridgestone has formulated internal policy guidelines on the protection of personal data. Besides developing a management system based on this policy, all employees undergo privacy training and related awareness programs to address this important issue.

Internal control systems development

On May 1, 2006, the Board of Directors instituted an official company policy governing internal control systems and initiated moves to establish and develop related structures. In fiscal 2006, Bridgestone also created a new division responsible for developing internal control systems. In particular, this move was designed to comply with the provisions of the Financial Instruments and Exchange Law that govern the evaluation of the internal control systems to assure the reliability of financial reporting and related information. This law, which came into force in June 2006 and is commonly referred to as the Japanese Sarbanes-Oxley Act, provides for mandatory filing of internal control reports that will be audited by the independent auditors beginning with fiscal 2009.

Disavowal of anti-social elements

Bridgestone has no connection whatsoever with anti-social forces or groups that threaten public order and safety, and takes a resolute stand against any such elements. A department has been established to manage information received regarding such matters, and efforts have been made to build relationships of trust and cooperation with external institutions such as the police and other related organizations. Bridgestone will continue to enhance internal systems aimed at eliminating anti-social influences.

CORPORATE SOCIAL RESPONSIBILITY (CSR)

The firm's core essence on display

CSR is one area where the Bridgestone Group is committed to always aim for a higher level of achievement. The emphasis on CSR reflects the attitude that such activities display the real qualities of a company. In addition, this is an area where both the vigilance and demands of society vis-á-vis enterprises are expected to increase over time. It is therefore critical for any leading company to strive continually toward a higher level of involvement and performance.

Another reason why it is critical to enhance the level of CSR activities from a management standpoint is that such activities are a vital part of reinforcing the capabilities of the company as well as realizing the corporate philosophy.

CSR-related activities set-up

In January 2007, the Bridgestone Group established the Integrated CSR Enhancement Committee, which is chaired by the CEO. This committee sets CSR policies for the Bridgestone Group and oversees an integrated management approach towards CSR-related issues affecting the Group. This helps the Bridgestone Group to strike a more effective balance in focusing on the triple bottom line of economy, environment and society.

The committee serves a visionary role with respect to Bridgestone Group activities across a wide range of areas. These include environmental protection, product safety, compliance, risk management (inclusive of fire prevention and occupational safety), internal controls, human resource development and corporate citizenship activities. In all these areas, the Bridgestone Group aims to enhance the effectiveness of its activities.

Environmental activities

Environmental activities are a key aspect of CSR at the Bridgestone Group. Recognizing the global importance of environmental issues, the Bridgestone Group began an enhanced environmental management program in 2003. This program features a diverse range of activities to reflect the involvement of Bridgestone Group companies in a wide range of business areas throughout many parts of the world.

Environmental program overview

Environmental management activities at the Bridgestone Group currently divide into three programs running in parallel. These programs acknowledge external environmental issues and help to define the Bridgestone Group's relationship with such issues as the basis for ongoing action. The risk management program aims to minimize the environmental risks associated with business activities. The "eco-rank-up" program focuses on the development of products and services that can make a positive contribution to the global environment. Finally, the environmental management program aims to enhance Bridgestone Group infrastructure worldwide to support ongoing environmental activities.

Reflecting the fact that environmental issues need to be tackled at each of the global, regional and local workplace levels, each of these three programs covers activities spanning the five domains of "eco-Management", "eco-Production", "eco-Products", "eco-Projects" and "eco-Communication". This matrix-type structure ensures that the Bridgestone Group adopts a comprehensive and multifaceted approach in planning and implementing environmental measures.

Since they are vertically integrated, Bridgestone Group operations encompass each stage of the cycle from raw materials to production, distribution, product use and disposal. Each of these stages poses its own unique environmental challenges, which means that a coordinated program of activities is required to reduce the environmental impact of business processes.

"eco-Management"

Environmental management activities are organized on a global basis using systems that conform to the ISO 14001 standard.

"eco-Production"

The operating environment for the Bridgestone Group includes the production and procurement of raw materials, all manufacturing processes, as well as distribution and sales activities. The Bridgestone Group continually works to reduce the environmental impact of operations through various measures such as the installation of energy-efficient co-generation systems at all tire plants in Japan.

Based on the rating system introduced by the Japan Environmental Management Association for Industry (JEMAI), which is concerned by the Ministry of Economy, Trade and Industry (METI), Bridgestone Corporation ("Bridgestone") became the first manufacturer of tires and rubber products in Japan to gain official registration as a "Gold Governance" supplier. This is the highest level of rating under the JEMAI system.

"eco-Products"

Bridgestone continues to develop energy-efficient tires such as the ECOPIA brand products for commercial vehicles, as well as other products that can contribute to a reduction in environmental impact. The Diversified Products business has developed a number of products with outstanding potential in this respect, including EVA film for solar modules.

"eco-Projects"

The Bridgestone Group is involved in a number of projects dedicated to helping areas with special environmental significance. In Japan, Bridgestone is a corporate sponsor and a working partner of a project conducted in cooperation with the World Wide Fund for Nature (WWF) to promote aquatic biodiversity in and around Lake Biwa, Japan's largest stretch of inland water. Bridgestone has also loaned a piece of land in the Nasu Shiobara region to provide a space for forestation efforts. This "corporate forest" also enables nature experiences for families in the local area.



Bridgestone Corporation promotes freshwater ecological surveys in and around Lake Biwa in cooperation with WWF.

"eco-Communication"

The Bridgestone Group's program of environmental communications activities seeks to increase awareness of environmental issues among employees and to provide information on environmental activities across the Bridgestone Group both to internal and external audiences.

The Bridgestone Group's Environmental Management Activities


Preconditions
External Environmental Factors
Environmental Policy
Relation between Bridgestone and Environment
3 Environmental Programs
Risk Management Program
Environmental Management Program
Eco-Rank-Up Program
3 Environmental Areas
Regional Environment
Working Environment
5 Environmental Activity Areas
eco-Management
eco-Production
eco-Products
eco-Projects
Scale and total ability of contribution to the environment by the Bridgestone Group
• Raw material procurement
• Products (Tire + Diversified products)
• Manufacturing processes
• Distribution and Sales
• Environmental Management (System, Infrastructure)
• Social Contribution (Fund, Collaboration with external partners)

CDM initiatives under the Kyoto Protocol framework
The Kyoto Protocol, which gained legal force in 2005, features a number of innovative mechanisms for promoting initiatives that can reduce or offset global emissions of CO_2 and other greenhouse gases.

The Clean Development Mechanism (CDM) aims to promote cooperation between developed and developing countries by allowing firms in advanced nations to accrue tradable emissions credits by investing in economic projects in developing nations that help to reduce greenhouse gas emissions. CDM projects must first be accredited by the secretariat for the UN Framework Convention on Climate Change to allow reductions in emissions generated by the project to be claimed as tradable credits or offsets.

In line with the Kyoto agreement, Bridgestone has set a goal of cutting its consolidated CO_2 emissions by 6% relative to fiscal 1990 levels by the end of 2012. Bridgestone plans to make use of CDM projects to complement ongoing efforts to reduce the CO_2 emissions of Bridgestone Group operations in absolute terms.

In specific terms, Bridgestone is investing in the deployment of co-generation systems, which have already been installed successfully in all nine domestic tire plants. These systems not only use clean fuels to generate electricity for onsite usage, but also recycle the waste heat by using it to create steam. This design makes co-generation systems a highly energy-efficient alternative for manufacturing operations of a certain size.



Co-generation systems that supply both heat and electricity are extremely effective in boosting resource efficiency at tire plants that use numerous heat sources. They are also an excellent means of reducing carbon dioxide emissions.

Bridgestone's first CDM project is scheduled to begin in fiscal 2008 with the installation of a co-generation system at the Karawang plant of a tire production subsidiary in Indonesia. The system is due to become operational in February 2009. The project will not only help to reduce CO_2 emissions, but will also contribute to sustainable economic development within the region.

"Make Cars Green" initiative
In March 2008, Bridgestone announced a plan to collaborate with the Fédération Internationale de l'Automobile (FIA) on a new environmental campaign called "Make Cars Green." Bridgestone will support and promote this campaign on a worldwide basis as a global partner of the FIA.

Working with automobile and driving associations in various countries, the Make Cars Green initiative aims to reduce the impact of motoring on the environment by promoting more eco-friendly and fuel-efficient driver behavior. A central element of the campaign is a list of ten practical pointers for greener motoring.

More eco-friendly manufacturing operations
The Bridgestone Group continued efforts during fiscal 2007 to reduce the environmental impact caused by manufacturing facilities worldwide.

In Europe, new technologies were introduced in plants to restrict the amounts of volatile organic compounds (VOCs) used in production. A 75% reduction was achieved at the Bethune plant in France. Similar technologies are being installed at other Bridgestone Group plants in Europe.

In Japan, Bridgestone completely eliminated the use of lead compounds in plating processes at the Kuroiso plant, which produces steel cord for tires. The development of alternative technology proved highly challenging, but in the end generated extra benefits in the form of additional energy savings and reduced waste.

Occupational safety and health activities

In the United States, the OSHA Voluntary Protection Program STAR (Safety Through Accountability and Recognition) award is given to companies that have comprehensive safety and health programs with injury rates below the industry national average. Participating in the STAR program, Bridgestone Group facilities in North America have designed and implemented outstanding safety and health processes that exceed the strict safety standards of the Occupational Safety & Health Administration's (OSHA) Voluntary Protection Program (VPP). Seven Bridgestone Group plants in the United States have now been recipients of this prestigious award.


STAR
WORKSITE

Bridgestone Americas' teammates have designed and implemented outstanding safety and health processes that exceed the strict safety standards of the OSHA Voluntary Protection Program (VPP).

Road safety activities

One of the most effective tools to enhance the safety and comfort of passenger cars is routine maintenance of tires by drivers. Simple actions such as checking tires for wear and maintaining correct tire pressures can extend tire life and durability, as well as save fuel. The Bridgestone Group has adopted a leadership role in educating drivers about the importance of inspecting tires as a way of promoting safety and helping to prevent accidents on the road.



Since its introduction in 2003, Bridgestone has expanded the Tire Safety Project every year to increase understanding of the importance of tire safety.

In Japan, Bridgestone has launched "Tire Safety Project" aimed at raising the tire-related safety consciousness of drivers since 2003. In the Americas, Bridgestone Americas continues to support initiatives such as Driver's Edge, a nationally recognized program in the United States (along with an event in Toronto, Canada) for educating teenage drivers.

The Bridgestone Group has also worked together with the FIA Foundation to promote the "Think Before You Drive" road safety campaign. Begun in Europe in 2005, this campaign has been promoted in more than 70 countries worldwide.

In South Africa, the Bridgestone Group supported a training program called Tyre & Brake Watch with a leading trucking magazine, "Fleet Watch" in 2007. Targeting truck and bus drivers, it aimed to promote greater safety knowledge relating to tires and brakes. Bridgestone Group companies provided training facilities where drivers could learn about checking for tire wear and identifying unsafe tire conditions on vehicles.

In China, the Bridgestone Group provided free tire inspection services to 133 major long-haul bus companies operating out of 70 of China's mainland cities in the two-month promotional period from December 2007 to the run-up to the Chinese New Year. This annual event marks the biggest movement of people around the nation as millions return to homes in the countryside. The special campaign served a dual purpose: besides enhancing the services provided by the Bridgestone Group to local bus firms, it also made a social contribution by helping to improve the safety of passengers.


长客白鹭

The Bridgestone Group conducts safety awareness activities worldwide.

Children's art competition

Bridgestone Europe NV/SA has organized the "dreams at heArt" children's art competition for several years. This event aims to encourage children from across Europe to create imaginative visual artwork based on the underlying theme of road safety. The competition's third year in 2007 attracted a record number of entries.



"Dreams at heArt" is just one of the many activities Bridgestone Europe carries out as part of its overall "safety at heArt" concept which encourages safe and responsible road use.

Corporate citizenship activities

Japan

Under a new system introduced in 2007, Bridgestone matches any financial donations made by the group of employees for various good causes. The "matching gift" fund supports a broad range of employees supporting social contribution activities undertaken by the employees and their families. These range from regional community groups, cultural exchanges and environmental causes to initiatives and groups in areas such as education, social welfare and sports.

The Americas

Bridgestone Americas is committed to supporting the communities in which it operates through direct monetary contributions to worthy charitable causes. The company also encourages employees to participate in volunteer activities. One such cause is Habitat for Humanity, an international organization that is committed to building affordable housing for low-income families.



Bridgestone Americas' teammates working to complete a Habitat for Humanity home

Asia

In Indonesia, a Bridgestone Group manufacturing subsidiary provides a free two-year technical training program for high-school graduates at the Bekasi plant. Covering topics ranging from mechanical and electrical equipment to vehicle maintenance and language instruction, the course produces numerous well-qualified technicians. Since course graduates often go on to work for other local industrial firms as well as the Bridgestone Group company, the initiative is making a valuable contribution to the local economy.



Bridgestone's subsidiary in Indonesia has been running technical training schools since 1981, which contributes to higher technological expertise throughout the local community.

In Thailand, Thai Bridgestone Co., Ltd. has donated libraries to local community primary schools in three provinces since 2002. Bridgestone also gives awards to encourage the children attending these local schools to improve their reading skills.



The Bridgestone Group helps to educate children in the regions it operates in, such as Thailand.

RESEARCH AND DEVELOPMENT (R&D)

The Bridgestone Group mission of "Serving society with superior quality" mandates an unending quest to create higher value added products worldwide to fulfill diversifying social requirements and market needs. The Bridgestone Group conducts R&D activities with the objective of establishing a business model that promotes strong global competitiveness, which in turn facilitates precise responses to a business environment undergoing major structural change. A key challenge is to stay at the forefront of technology in each business domain in order to achieve the goals of the Mid-term Management Plan announced in October 2007. From the development of new materials, products and service technologies to future-focused fundamental and production technologies, the Bridgestone Group advances R&D efforts in diverse and far-reaching fields. Activities also focus on contributing to development in the package solutions business from a technological standpoint in order to provide more than products alone.

Development Philosophy


Development philosophy
Mission (Objective)
Prerequisites
Safety
Comfort

Tires

R&D programs in the tire segment share the fundamental aim of creating tires that deliver higher added value. Besides seeking performance gains such as increased grip or durability, the Bridgestone Group also strives to develop tires that are safer and provide more comfort. Reduced environmental impact is another key goal. R&D activities aim to further reinforce this domain as a core strategic product group and business.

With regard to minimizing the environmental burden, the Bridgestone Group strives to develop eco-conscious products that fulfill voluntary standards in various areas: preventing global warming, promoting resource conservation, recycling, reducing noise, and enhancing safety. Bridgestone Corporation launched the ECOPIA M891 II tire for trucks and buses in March 2007 to augment the ECOPIA series of tires that feature improved fuel efficiency, which contributes to reduced carbon dioxide emissions while driving. The ECOPIA R221 II tire for buses was released in March 2008, while the ECOPIA EP100 tire for passenger cars is due for release in April 2008. These three new products employ a unique technology called NanoPro-Tech that controls the morphology of rubber compounds through structural design at the molecular level to draw out the required characteristics of the tire. This technology also reduces rolling resistance by 30% in each of these tires, as compared with conventional Bridgestone tires.


ECOPIA M891 II


ECOPIA R221 II


ECOPIA EP100

In radial tires for passenger cars, Bridgestone launched REGNO GR-9000, which incorporates the Bridgestone Group's silent technology that reduces unpleasant noise to achieve a more comfortable sound level. The tire also cuts rolling resistance by 16% and boasts outstanding wet braking performance.


REGNO GR-9000

The Bridgestone Group is promoting the proliferation of sidewall-reinforced runflat tires that continue to function safely at a specified speed for a specified mileage even after loss of air pressure, such as with a puncture. The use of these tires is becoming increasingly widespread on numerous vehicles, beginning with BMW, particularly in Europe and North America. They are now also being supplied as original equipment on the Nissan GT-R. Bridgestone has developed a new technology called "COOLING FIN" that enhances the post-puncture durability of runflats. The use of fins promotes increased air turbulence to help cool the tire sidewall, which heats up when driving at lower tire pressures. This new technology paves the way for developing runflats for vehicles such as minivans, large passenger sedans and some SUVs, which generate greater sidewall heat at lower tire pressures.




Without COOLING FIN
With COOLING FIN
Thermo-vison
Hot
Cold

In large off-the-road radial tires for construction and mining equipment, R&D activities are focusing on the development of a new structure that realizes greater durability, and proprietary rubber that reduces wear and enhances the life of the tire. These features have received critical acclaim at mines around the world. Bridgestone will push forward with further development in the field, notably the application of NanoPro-Tech, in pursuit of even greater performance.

With regard to R&D in the area of radial tires for aircraft, Bridgestone has developed a new radial structure that utilizes highly elastic and superior strength cord to bring greater safety and better fuel efficiency. The new tire has been fitted on the state-of-the-art Airbus A380, and is also being supplied as standard equipment on all next-generation Boeing 787 aircraft.

New Technology Radial Tire for Aircraft:
Revolutionarily Reinforced Radial (RRR)


High Modules Cord

In motorsports, a rider on Bridgestone tires scored the first ever championship title in MotoGP, the pinnacle of motorcycle racing, demonstrating the cutting-edge technological expertise of the Bridgestone Group. The BATTLAX BT-016 HYPERSPORT radial tire for motorcycles released in February 2008 employs 5-layer compound (5LC) technology in the tread of the rear tires, which ensures excellent performance under any conditions, notably in braking, cornering and acceleration. This technology was accumulated in the development of tires for MotoGP.



BATTLAX BT-016 HYPERSPORT

Diversified products

In the diversified products segment, R&D activities concentrate on strengthening product groups positioned as core businesses and on providing products that accurately meet ever-changing needs and bring customer satisfaction. Practical tests are currently underway in a number of areas in the field of electronic displays. Bridgestone has developed the world's largest full-color electronic paper display that is A3 size, and was the first in the world to develop flexible full-color electronic paper equipped with an ultra-thin IC chip.



A3-size full-color electronic paper display

Research and development expenditures on a consolidated basis in 2007 totaled ¥86.7 billion, including ¥68.9 billion for the tire segment and ¥17.8 billion for the diversified products segment.

Operational Risks

The status of the Bridgestone Group (Bridgestone Corporation and its consolidated subsidiaries, "Bridgestone") as documented in this report is subject to diverse risks from both operational and accounting perspectives. This section provides an overview of the major categories of risk that may have a bearing on investors' decisions.

Management is alert to these risks, and systematic efforts are made to prevent or minimize the impact of related adverse events on operations. Nonetheless, the potential exists for unforeseen or unpredictable events related to the risk factors described below to affect the operations, business results and financial position of Bridgestone. All references to possible future developments in the following text are as of March 27, 2008.

Major categories of operational risk

Demand and macroeconomic conditions

Bridgestone conducts research and development (R&D), purchasing, manufacturing, logistics, marketing, sales and other functional activities on a global basis. Operating results and financial position are thus subject to trends in demand, interest rates, exchange rates, share prices, and other economic variables in different countries and regions. In the fiscal year ended December 31, 2007, the consolidated sales split by geographic segment (for external customers only) was 44% from operations in the Americas, 28% from Japan and 15% from Europe. An economic downturn in any of these regions could exert a major adverse effect on the business results and financial position of Bridgestone.

The core tire business accounts for 81% of consolidated net sales. In addition, operations in the diversified products business segment also include a substantial volume of business in automotive products. The operating results and financial position of Bridgestone are thus heavily exposed to business conditions in the global automobile industry.

Demand for replacement tires in each country where Bridgestone operates is also a function of national trends in consumer spending, automotive fuel prices, and a range of other local market variables. Any combination of trends that might cause demand for replacement tires to decline, or to grow at a slower rate, could adversely affect the operating results and financial position of Bridgestone. For example, demand for winter tires (which make a certain contribution to sales such as in Japan, Europe and North America) is closely related to seasonal weather trends; lower-than-average snowfall in any of these regions could adversely affect to some extent the operating results and financial position of Bridgestone.

Legal and regulatory risk

Bridgestone's operations around the world are subject to diverse national (and, in Europe, supranational) laws and regulations governing all aspects of business activity, including trade, investment, foreign exchange transactions, anti-competitive practices, and environmental protection. New or revised laws and regulations could limit the scope of business activities, raise operating costs, or otherwise adversely affect the business results and financial position of Bridgestone.

Examples of historical legal and regulatory changes that have had an effect on Bridgestone's tire operations include the prohibition of spiked tires in Japan and the passage of the Transportation Recall Enhancement Accountability and Documentation (TREAD) Act in the United States. Legal and regulatory developments have also affected diversified products operations in the past, such as prohibitions on the use of chlorofluorocarbons in urethane foam.

Bridgestone continues to expand operations rapidly in emerging economies across Latin America and Asia, including China. Unpredictable legal and regulatory changes in these markets could necessitate modifications to investment programs and business plans. The costs of measures demanded by such legal and regulatory changes could adversely affect Bridgestone's operating results and financial conditions.

Operational disruptions

Natural disasters, wars, terrorist actions, civil strife, social and political unrest

Globally dispersed operations expose Bridgestone to a broad range of natural and manmade risks that could constitute force majeure, including natural disasters such as earthquakes and floods, wars, terrorist actions, civil strife, epidemics and general social or political unrest. Such events have the potential to affect the operating results and financial position of Bridgestone adversely.

The risks of such events disrupting Bridgestone's operations could be larger in emerging economies such as in China,

Asia and Latin America, where Bridgestone is rapidly expanding investment. The greater political and economic volatility of these regions tends to amplify such risks.

The risk of earthquake is particularly high in Japan, where Bridgestone has numerous key facilities. Management systematically promotes the seismic reinforcement of Bridgestone's facilities in Japan, based on an order of priority determined from the results of site analyses using seismic diagnostics. In addition, a Business Continuity Plan (BCP) and other measures have been created to promote swift response to a disaster and early restoration of operations.

Despite such preventive measures, a serious earthquake could disrupt operations or cause damage to facilities, necessitating expensive repairs or restoration work. The costs involved could adversely affect Bridgestone's operating results and financial condition.

Operational disruptions at those plants where production of certain products or materials is concentrated have the potential to cause greater problems due to the increased possibility of a supply interruption, which could result in claims for compensation based on breach of supply contracts, or in an erosion of customers' confidence in Bridgestone as reliable sources of supply. Any such developments could have a significantly adverse impact on the operating results and financial position of Bridgestone.

Information Technology (IT) systems failures

The complex operations of Bridgestone are increasingly dependent on the smooth, round-the-clock functioning of various computing and IT systems. Failure of such technical systems for any reason, such as a natural or manmade disaster, or through human error, could cause significant operational disruption, with the potential for major adverse effects on performance. Bridgestone has instituted comprehensive measures to safeguard IT and computing systems and related data, and to upgrade network security on an ongoing basis in order to prevent systemic failures.

Industrial action

Prolonged strikes or other industrial action could cause operational disruptions and thereby adversely affect the operating results and financial position of Bridgestone. Management strives to minimize the risk of labor unrest by fostering good labor-management relations throughout global operations.

Corporate and brand image

Bridgestone strives to enhance its corporate and brand image consistently through global business activities. Systematic efforts are made to ensure compliance with all applicable laws and regulations and to promote the highest ethical standards. Programs are in place across Bridgestone to prevent industrial incidents, particularly fires and any accidents that could cause occupational injuries, and to respond immediately to any accidents that occur.

Despite such preventive measures, serious ethical lapses or industrial accidents, which are by their nature unpredictable, have the potential to affect the operating results and financial position of Bridgestone adversely by damaging the image and reputation of Bridgestone, diminishing the general public's confidence in Bridgestone, or leading to a drop in share price.

Currency risk

The global distribution of Bridgestone's R&D, manufacturing, logistics, marketing and sales facilities requires business transactions in numerous currencies. Bridgestone employs forward exchange contracts to hedge short-term exposure to exchange rate fluctuations between the yen and the dollar, euro and other leading currencies. However, hedging cannot insulate Bridgestone's operations completely from foreign exchange market trends since these operations include extensive import and export activities worldwide. Fluctuations in exchange rates can thus have an adverse effect on the operating results and financial position of Bridgestone.

Exchange rate fluctuations also affect the consolidated performance of Bridgestone because results are reported in yen. Changes in currency levels affect the values recorded for sales, expenses, assets and liabilities in all countries outside Japan when translated into yen. In general terms, yen appreciation against other leading currencies tends to depress the financial results, while yen depreciation tends to have a favorable impact.

Competition

Bridgestone encounters numerous competitors in both the tire and diversified products segments, across the entire product lineup. Competitive price pressures have the potential to affect the operating results and financial position of Bridgestone adversely. In addition, Bridgestone faces a constant risk of demands for price reductions from large corporate clients.

Bridgestone strives to maintain profitability in the face of downward price pressures by continually seeking to raise productivity, enhance brand image, develop new markets, and launch new products that provide greater value to customers. However, management cannot guarantee that such efforts will always be sufficient to offset the effects of competition.

Bridgestone's strategy is based on maintaining a highly competitive technological edge. Bridgestone targets the development and introduction of products equipped with new and advanced technologies, and then aims to persuade customers of the value inherent in such technical advances to secure prices sufficient to ensure that profits fully offset the costs of development. Fierce competition in various fields can sometimes prevent Bridgestone from recovering development costs through pricing, which can also have an adverse effect on operating results and financial position.

Product defects

Bridgestone invests considerable resources in establishing and maintaining high quality standards for all products manufactured and sold. Management is particularly sensitive to the importance of quality assurance in tires and other products intimately associated with human safety. Bridgestone has honed its collective quality assurance capabilities by upgrading information systems related to product performance, collecting pertinent market information and establishing systems to provide early warning of any potential safety issues that may arise before they become problems.

Nonetheless, such efforts cannot guarantee a zero level of product defects or eliminate the chance of an extensive product recall at some point in the future. Any such defects or recalls could result in customer claims for damages, as well as associated litigation costs, replacement costs and damage to Bridgestone's reputation. Product liability claims, class-action suits and other litigation pose a particular risk in the United States.

Raw materials procurement

Disruption of supplies of raw materials has the potential to affect performance adversely. Bridgestone uses large quantities of natural rubber in tires and other rubber products, most of which is supplied from Southeast Asia. The availability of natural rubber supplies in quantities sufficient for manufacturing purposes is subject to disruption due to natural disasters, war, terrorist actions, civil strife and other social or political unrest, in addition to the threat of poor harvests. Supply shortages or capacity constraints are also a potential problem with other basic raw materials.

Bridgestone relies on in-house upstream raw materials operations and on third-party suppliers for important raw materials. Any disruption of activity at those operations or suppliers and any other events that impede Bridgestone's plants that use those raw materials could adversely affect Bridgestone's operating results and financial condition.

Increases in the costs of raw materials due to tight supply, trade for speculation purpose and other reasons are also potentially detrimental to the operating results and financial position of Bridgestone. Management cannot guarantee that price rises can always be passed on to customers, or that ongoing efforts to raise productivity will be sufficient to compensate for any sharp increases in raw material costs.

Pension costs

Pension-related costs and obligations are reliant on actuarial assumptions concerning a number of variables, including discount rates and the expected rates of investment return on pension assets. There could be a material impact on the operating results and financial position of Bridgestone if actual results were to differ significantly from initial assumptions, or if deteriorating conditions in financial markets or other factors were to necessitate a change in the underlying assumptions.

Intellectual property

Bridgestone treats intellectual property as an important business resource. Systematic efforts are made to employ intellectual property effectively in improving the competitive position of Bridgestone, to protect intellectual property rights from infringement, and to avoid infringing the intellectual property rights of other parties.

Despite such safeguards, any actual or alleged infringement of third-party intellectual property rights by Bridgestone could have a negative impact on the use of certain materials or technologies by Bridgestone, and could potentially also trigger the payment of compensatory damages. Any such outcome could have a negative effect on the operating results and financial position of Bridgestone.

Conversely, if claims by Bridgestone of intellectual property rights infringement against third parties are not upheld, Bridgestone could also suffer direct or indirect losses through the diminished differentiation or competitiveness of their products in global markets.

Financial Section

The Bridgestone Corporation is referred to as the "Company," and the Company and its subsidiaries are referred to as the "Companies" in the second half of this Annual Report (pages 45-74).

Management's Discussion & Analysis

Net sales

¥ billion


2,303.9
2,416.7
2,691.4
2,991.3
3,390.2
2003 2004 2005 2006 2007

Currency exchange rates
(annual average rates)
¥


¥/€
131 134 137 146 162
116 108 110 116 118
¥/$
2003 2004 2005 2006 2007

Operating income

¥ billion


183.3
197.7
213.9
190.9
250.0
2003 2004 2005 2006 2007

Unless otherwise noted, all figures are taken from the consolidated financial statements and notes. The U.S. dollar figures have been translated solely for the convenience of readers at US$1 = ¥114.15, the prevailing exchange rate on December 31, 2007. Financial disclosures by the Company are in accordance with accounting principles generally accepted in Japan.

Results of operations

Business environment

A defining trend of the business environment in fiscal 2007 was the persistent global upward movement in the cost of crude oil and other raw materials. Despite signs of an economic slowdown in the second half of the year stemming from the sub-prime housing loan problem in the United States, the effect of this crisis was limited to certain sectors on a full-year basis. The Japanese economy continued to recover gradually as a result of improving corporate earnings and increases in capital spending. In the United States, the economy for the most part (excluding those sectors directly affected by the sub-prime situation) showed solid expansion in fiscal 2007. This economic performance was based on sustained strength in consumer spending, despite a slowdown in housing construction and residential mortgage activity. Economic recovery continued in Europe, supported by increasing capital investment. Strong economic growth continued in China while other Asian economies expanded steadily.

Net sales

Consolidated net sales increased by ¥398.9 billion ($3.5 billion), or 13% year-on-year, to ¥3,390.2 billion ($29.7 billion), due in part to an increase in unit sales, a higher-valued product mix, and exchange gains arising from the weaker yen. Sales increased in both business segments (tires and diversified products) in every geographic segment.

The average yen/dollar exchange rate in fiscal 2007 was ¥118, compared with ¥116 in fiscal 2006, while the average yen/euro exchange rate in fiscal 2007 was ¥162, compared with ¥146 in the previous year.

Operating income

Substantial gains in sales helped to partially offset higher operating costs, which were principally attributable to sharp increases in raw material prices. Consolidated operating income increased by ¥59.1 billion ($518 million), or 31%, to ¥250.0 billion ($2,190 million). The operating margin increased by 1.0 percentage point, from 6.4% to 7.4%.

Operating income margin

(% of net sales)

FY	2007	2006	2005	2004	2003
	7.4	6.4	7.9	8.2	8.0

Performance by business segment

The tire segment includes tires for passenger cars, trucks and buses, construction and mining vehicles, aircraft and motorcycles, as well as tubes, wheels, related accessories, retreading business and automotive maintenance services.

Including inter-segment transactions, in the tire segment, the Companies' sales in fiscal 2007 increased 15% over the previous year to ¥2,756.0 billion ($24.1 billion), while operating income increased 40% to ¥195.0 billion ($1,709 million). This reflected the success of various efforts to mitigate the impact of higher raw material costs. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time improving and expanding strategic production sites around the world in support of those products that have been identified as strategic and important to the Companies' future growth.

In Japan, unit sales of tires remained on a par with those in the previous year, while unit sales of strategic products and high-value-added products expanded steadily.

In the Americas, although unit sales of passenger car and light truck tires in the North American tire business decreased in the original equipment sector relative to the previous year, sales in the replacement sector were brisk, exceeding those in the previous year. Unit sales of strategic products, led by UHP (ultra-high-performance) tires, increased considerably over the previous year. Unit sales of truck and bus tires decreased markedly year-over-year due primarily to the expected impact of reduced sales in the original equipment sector on account of pre-buy activities in 2006 in response to new emission regulations which took effect in 2007.

In Europe, unit sales of passenger car and light truck tires were strong, exceeding those in the previous year, due primarily to a considerable increase in unit sales of strategic products, led by runflat tires* and winter tires. Unit sales of truck and bus tires posted a significant increase over the previous year.

In the specialty tires business, unit sales of large and ultra-large off-the-road radial tires greatly exceeded the previous year on the back of continued strong demand.

The diversified products segment includes functional chemical products, a wide range of industrial items, sporting goods and bicycles. Many of these products are made from rubber or rubber-derived materials.

Including inter-segment transactions, in the diversified products segment, the Companies' operating income in fiscal 2007 rose 6% over the previous year to ¥54.7 billion ($479 million) on an increase of 5% in sales to ¥656.3 billion ($5.7 billion). Growth parts of the business included automotive components and the commercial building materials operations in the United States.

*Runflat tires continue to function safely at a specified speed for a specified mileage even after a loss of air pressure.

Composition of sales by business segment
(net of inter-segment transactions)

		(% of net sales)
FY	**2007**	2006
Tires	**81.0**	80.0
Diversified products	**19.0**	20.0
	100.0	100.0

Performance by geographic segment

Including inter-segment transactions, sales in Japan increased 9% relative to the previous year to ¥1,371.7 billion ($12.0 billion). Operating income gained 25% to ¥147.5 billion ($1,292 million), despite increasing raw material costs. Sales in Japan were generally robust in both the tire and diversified products segments.

In the Americas, sales increased 13% to ¥1,510.7 billion ($13.2 billion) over the previous year. Operating income increased 23% to ¥51.5 billion ($451 million), despite increasing raw material costs. Sales in almost all operations in both the tire and diversified products segments surpassed those in the previous year. Additionally, Bridgestone Americas Holding, Inc., the U.S. subsidiary of Bridgestone Corporation, completed the acquisition of Bandag, Incorporated (currently Bridgestone Bandag, LLC) in late May 2007.

Sales of tires
(net of inter-segment transactions)
¥ billion


1,836.4
1,928.0
2,153.0
2,393.2
2,750.4
2003 2004 2005 2006 2007

Sales of diversified products
(net of inter-segment transactions)
¥ billion


467.5
488.7
538.4
598.1
639.8
2003 2004 2005 2006 2007

Sales in Europe increased 23% over the previous year to ¥516.0 billion ($4.5 billion), due in part to an increase in unit sales coupled with the exchange gain on the weaker Japanese yen. Operating income grew by 16% to ¥17.2 billion ($151 million), despite increasing raw material costs.

In other regions, sales grew by 24% to ¥548.7 billion ($4.8 billion), reflecting vigorous marketing activities, efforts to improve and expand production sites in strategic areas and for strategic products, and the exchange gain on the weaker Japanese yen. Operating income soared 86% to ¥37.6 billion ($330 million), despite increasing raw material costs.

Net income

¥ billion



226.9
180.8
168.7
138.9
109.1
131.6
102.6
114.5
88.7
85.1
2003 2004 2005 2006 2007
Diluted net income per share (¥)

Composition of sales by geographic segment

(company location, net of inter-segment transactions)

(% of net sales)

FY	2007	2006
Japan	**27.8**	30.0
Americas	**44.2**	44.3
Europe	**15.1**	13.8
Other	**12.9**	11.9
	100.0	100.0

Other income and expenses

Total of other income and expenses equaled a loss of ¥34.3 billion ($300 million), which was less than the corresponding loss of ¥50.7 billion in the prior year. Higher interest-bearing debt pushed up net interest-related expense by ¥7.2 billion ($63 million) to ¥22.5 billion ($197 million). Furthermore, a loss of ¥3.3 billion ($29 million) relating to voluntary tire replacement programs was recorded, while in the previous year, plant closure charges in the Americas amounting to ¥21.7 billion was recognized.

Income before income taxes and minority interests increased by ¥75.5 billion ($662 million), or 54%, to ¥215.7 billion ($1,889 million).

Total assets

¥ billion



2,220.6
2,333.7
2,710.0
3,053.4
3,359.3
2003 2004 2005 2006 2007

Net income

Income taxes increased by 51% relative to fiscal 2006, rising to ¥77.6 billion ($680 million). Minority interests increased to ¥6.5 billion ($57 million).

As a result, net income grew by ¥46.5 billion ($407 million), or 55%, to ¥131.6 billion ($1,153 million). The net return on sales improved by 1.1 percentage points, from 2.8% to 3.9%.

Net return on sales

(% of net sales)

FY	2007	2006	2005	2004	2003
	3.9	2.8	6.7	4.7	3.9

Financial condition

Assets

Current assets grew by ¥115.0 billion ($1,007 million), or 8%, compared with the prior year-end, to ¥1,565.6 billion ($13.7 billion). The major components of this growth were increases of ¥52.3 billion ($458 million) in cash and cash equivalents, of ¥34.3 billion ($300 million) in notes and accounts receivable due to higher sales, and of ¥14.2 billion ($124 million) in inventories.

Net property, plant, and equipment rose by ¥171.9 billion ($1,506 million) compared with the previous year-end, mainly reflecting the fact that capital expenditures of ¥272.4 billion ($2,386 million) exceeded depreciation, which equaled ¥173.6 billion ($1,521 million).

Other assets in investments and other assets category increased by ¥44.8 billion ($392 million) to ¥128.8 billion ($1,128 million), in part due to an increase of intangible assets.

Total of "property, plant and equipment" and "investments and other assets" rose by ¥190.8 billion ($1,672 million), or 12%, compared with the previous year-end, to ¥1,793.6 billion ($15.7 billion). A significant portion of the growth was attributable to the acquisition of shares in Bandag, Incorporated and its subsidiaries, whose fixed assets at the year-end totaled ¥91.1 billion ($798 million).

Total assets increased by ¥305.8 billion ($2,679 million), or 10%, compared with the previous year-end, to ¥3,359.3 billion ($29.4 billion).

Equity

¥ billion



888.0
935.0
1,128.6
1,221.8
1,410.2
2003 2004 2005 2006 2007

Note: By adoption of the new accounting standard for presentation of equity, minority interests and deferred gain on derivative instruments are included in equity for the year ended December 31, 2006.

Liabilities

Current liabilities increased by ¥109.6 billion ($960 million), or 11%, compared with the previous year-end, to ¥1,088.1 billion ($9.5 billion). This reflected a net increase of ¥62.6 billion ($549 million) in short-term debt and the current portion of long-term debt. Notes and accounts payable increased by ¥29.6 billion ($260 million), mainly reflecting sharply higher raw material prices.

Total long-term liabilities amounting to ¥861.0 billion ($7.5 billion) were increased slightly from the previous fiscal year-end. Accrued pension and liability for retirement benefits declined by ¥48.8 billion ($428 million) to ¥280.9 billion ($2,460 million). This was offset by an increase in long-term debt on a net basis of ¥59.5 billion ($521 million) due to higher long-term borrowings.

Including commercial paper and corporate bonds, total interest-bearing debt increased by ¥122.1 billion ($1,070 million), or 17%, compared with the prior year-end, to ¥827.0 billion ($7.2 billion).

Equity

Total equity at December 31, 2007 amounted to ¥1,410.2 billion ($12,354 million). This was ¥188.4 billion ($1,650 million), or 15%, higher than at the previous year-end. Growth in retained earnings mainly reflected net income of ¥131.6 billion ($1,153 million) and a charge of ¥42.9 billion ($376 million) relating to a decline in retirement benefit obligations. Other offsetting factors included dividend payments totaling ¥19.5 billion ($171 million).

Ratio of shareholders' equity to total assets

%



40.0
41.6
40.8
40.1
38.6
2003 2004 2005 2006 2007

The ratio of shareholders' equity, excluding stock acquisition rights and minority interests, to total assets at the end of December 2007 was 40.8%, an increase of 2.2 percentage points from the previous year-end.

At 0.38, the ratio of total debt to debt and shareholders' equity was virtually unchanged at December 31, 2007 compared with the previous year-end.

Net return on shareholders' equity (ROE) was 10.3%, compared with 7.4% in fiscal 2006. Net return on total assets (ROA) equaled 4.1%, an increase of 1.1 percentage points compared with the previous year.

Net return on shareholders' equity

(% of simple average of year-end shareholders' equity)

FY	**2007**	2006	2005	2004	2003
	10.3	7.4	17.5	12.6	10.5

Net return on assets

(% of simple average of year-end total assets)

FY	**2007**	2006	2005	2004	2003
	4.1	3.0	7.2	5.0	4.1

Cash flow
(net cash provided by operating activities)
¥ billion


258.1
238.7
149.0
149.1
333.6
2003
2004
2005
2006
2007

Cash flow

Consolidated cash and cash equivalents grew by ¥52.3 billion ($458 million) in fiscal 2007, to ¥250.6 billion ($2,195 million).

Net cash provided by operating activities increased by ¥184.4 billion ($1,616 million) to ¥333.6 billion ($2,922 million). Income before income taxes and minority interests was the major factor.

Net cash used in investing activities totaled ¥377.6 billion ($3,308 million), increasing by ¥121.8 billion ($1,067 million) compared with the previous year. The major cash-absorbing items of expenditure were payments for purchases of property, plant and equipment, and payments for acquisition of newly consolidated subsidiaries.

Net cash provided by financing activities totaled ¥94.1 billion ($824 million), increasing by ¥12.7 billion ($111 million) relative to fiscal 2006. This reflected a major contribution from proceeds of long-term borrowings.

Capital financing and liquidity

Besides borrowings from financial institutions, the Company taps financial markets in Japan and other countries directly through the issuance of bonds (principally medium-term notes in overseas markets) and commercial paper. The Company continues to seek to diversify risk and to reduce funding costs through methods such as securitization of receivables and the use of leases.

Management believes that liquidity remains ample. In addition to cash and cash equivalents totaling approximately ¥250 billion, the Company also has access to various commitment lines and overdraft facilities.

Eleven-year summary

Bridgestone Corporation and Subsidiaries
Years ended December 31

	2007	2006	2005	2004
Net sales:	**¥ 3,390,219**	¥ 2,991,275	¥ 2,691,376	¥ 2,416,685
Overseas sales	**2,589,006**	2,213,880	1,945,283	1,700,599
Tires (net of inter-segment transactions)	**2,750,374**	2,393,165	2,152,950	1,927,989
Diversified products (net of inter-segment transactions)	**639,845**	598,110	538,426	488,696
Operating income	**249,962**	190,876	213,851	197,697
Net income	**131,630**	85,121	180,796	114,453
Total equity	**1,410,225**	1,221,846	1,128,597	934,981
Total assets	**3,359,255**	3,053,440	2,709,962	2,333,708
Ratio of total equity to total assets	**40.8**	38.6	41.6	40.1
Per share in yen:				
Net income				
Basic	**168.69**	109.10	226.92	138.96
Diluted	**168.65**	109.07	226.86	138.94
Shareholders' equity	**1,757.23**	1,511.43	1,443.43	1,163.82
Cash dividends	**26.00**	24.00	24.00	19.00
Capital expenditure	**272,381**	261,335	203,670	191,000
Depreciation and amortization	**173,585**	145,349	127,609	111,491
Research and development costs	**86,748**	86,687	79,415	72,898

Note 1: Solely for the convenience of readers, the Japanese yen amounts in this annual report are translated into U.S. dollars at the rate of ¥114.15 to $1, the approximate year-end rat

Note 2: By adoption of the new accounting standard for presentation of equity, minority interests, stock acquisition rights and deferred gain on derivative instruments are included in eq from fiscal 2006.

Dividends

Comprising interim and final dividends of ¥13 ($0.11) per share each, annual dividends for fiscal 2007 totaled ¥26 ($0.23) per share.

Projections for fiscal 2008

Management expects a persistently challenging operating environment in 2008. Raw material and energy costs are anticipated to continue to increase. Concurrently, concerns about a possible economic slowdown in Japan and the United States have heightened. Changes in demand and increasing competition are also expected to contribute to these global business challenges.

In Japan, management expects positive growth from unit tire sales for the domestic original equipment market in 2008, with unit sales of replacement tires remaining on a par with the previous year. Flat growth in unit sales of export tires is also projected.

In the Americas, management projects unit sales of passenger car and light truck tires on a par with the previous year. Unit sales volumes are expected to increase in the market for truck and bus tires.

In Europe, management expects further unit sales gains in tires for passenger cars, light trucks, trucks and buses compared with fiscal 2007 levels.

Management forecasts consolidated net sales in fiscal 2008 of ¥3,560 billion, an increase of 5% over fiscal 2007. Management expects operating income to decline by 22% to ¥195.0 billion, with net income falling 32% to ¥90.0 billion. Projected annual dividends in fiscal 2008 are ¥26 per share.

These performance forecasts are based on assumed average exchange rates of ¥110 against the dollar and ¥155 against the euro, compared with the full-year average rates recorded in fiscal 2007 of ¥118 and ¥162, respectively.

Capital expenditure

¥ billion


155.7
191.0
203.7
261.3
272.4
2003
2004
2005
2006
2007

Millions of yen

2003	2002	2001	2000	1999	1998	1997
¥ 2,303,917	¥ 2,247,769	¥ 2,133,825	¥ 2,006,902	¥ 2,085,720	¥ 2,236,699	¥ 2,170,803
1,593,863	1,508,112	1,377,433	1,248,185	1,322,914	1,480,044	1,353,367
1,836,395	1,797,598	1,687,235	1,560,182	1,638,304	1,772,226	1,685,389
467,522	450,171	446,590	446,720	447,416	464,473	485,414
183,294	183,862	118,023	161,785	236,777	248,318	222,298
88,720	45,379	17,389	17,741	88,690	104,626	39,159
887,987	796,013	835,144	778,713	743,069	697,424	641,382
2,220,613	2,143,928	2,443,793	2,038,578	1,792,744	1,830,149	1,800,659
40.0	37.1	34.2	38.2	41.4	38.1	35.6
102.75	51.97	20.20	20.60	103.98	126.28	48.23
102.56	51.89	20.19	20.59	102.96	123.01	46.83
1,056.54	924.48	970.20	904.40	862.80	831.36	779.99
16.00	16.00	16.00	16.00	14.00	14.00	14.00
155,742	116,764	104,313	137,772	175,495	220,625	160,468
104,383	119,466	132,920	119,925	118,464	107,474	200,831
70,967	68,161	62,755	61,116	N.A.	N.A.	N.A.

Consolidated Balance Sheets

Bridgestone Corporation and Subsidiaries
December 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 2)
Assets	**2007**	2006	**2007**
Current Assets:			
Cash and cash equivalents	**¥ 250,553**	¥ 198,270	**$ 2,194,945**
Notes and accounts receivable (Note 7), less allowance for doubtful accounts of ¥16,176 million ($141,708 thousand) in 2007 and ¥16,875 million in 2006	**582,970**	548,706	**5,107,052**
Inventories (Note 5 and 7)	**563,680**	549,526	**4,938,064**
Deferred tax assets (Note 14)	**73,689**	74,835	**645,546**
Other current assets	**94,743**	79,303	**829,987**
Total Current Assets	**1,565,635**	1,450,640	**13,715,594**
Property, Plant and Equipment (Note 7):			
Land	**149,662**	137,485	**1,311,099**
Buildings and structures	**687,486**	600,274	**6,022,654**
Machinery and equipment	**1,870,066**	1,715,075	**16,382,532**
Construction in progress	**157,044**	128,934	**1,375,769**
	2,864,258	2,581,768	**25,092,054**
Accumulated depreciation	**(1,688,982)**	(1,578,355)	**(14,796,163)**
Net Property, Plant and Equipment	**1,175,276**	1,003,413	**10,295,891**
Investments and Other Assets:			
Investments in securities (Note 6)	**321,439**	320,047	**2,815,935**
Investments in and advances to affiliated companies	**24,601**	20,553	**215,515**
Long-term loans receivable, less allowance for doubtful accounts of ¥757 million ($6,632 thousand) in 2007 and ¥812 million in 2006	**11,401**	11,545	**99,877**
Deferred tax assets (Note 14)	**132,122**	163,262	**1,157,442**
Other assets	**128,781**	83,980	**1,128,174**
Total Investments and Other Assets	**618,344**	599,387	**5,416,943**
Total	**¥ 3,359,255**	¥ 3,053,440	**$ 29,428,428**

See notes to consolidated financial statements.

Liabilities and Equity	Millions of yen 2007	2006	Thousands of U.S. dollars (Note 2) 2007
Current Liabilities:			
Short-term debt (Note 7)	**¥ 281,904**	¥ 294,638	**$ 2,469,593**
Current portion of long-term debt (Note 7)	**107,839**	32,476	**944,713**
Notes and accounts payable	**414,979**	385,341	**3,635,383**
Income taxes payable	**37,361**	30,757	**327,297**
Accrued expenses	**187,994**	180,665	**1,646,903**
Provision for voluntary tire recall (Note 18)	**5,664**	6,482	**49,619**
Deferred tax liabilities (Note 14)	**2,698**	1,409	**23,636**
Other current liabilities	**49,619**	46,676	**434,683**
Total Current Liabilities	**1,088,058**	978,444	**9,531,827**
Long-term Liabilities:			
Long-term debt (Note 7)	**437,222**	377,743	**3,830,241**
Accrued pension and liability for retirement benefits (Note 8)	**280,855**	329,676	**2,460,403**
Deferred tax liabilities (Note 14)	**70,084**	77,240	**613,964**
Provision for environmental remediation	**2,495**	4,419	**21,857**
Other liabilities	**70,316**	64,072	**615,997**
Total Long-term Liabilities	**860,972**	853,150	**7,542,462**
Total Liabilities	**1,949,030**	1,831,594	**17,074,289**
Contingent Liabilities and Commitments (Notes 16 and 18)			
Equity (Notes 3 and 9):			
Common stock			
Authorized—1,450,000,000 shares, issued—813,102,321 shares in 2007and 2006	**126,354**	126,354	**1,106,912**
Capital surplus	**122,079**	122,079	**1,069,461**
Stock acquisition rights	**40**	—	**350**
Retained earnings	**1,042,202**	887,217	**9,130,109**
Net unrealized gain on available-for-sale securities	**183,578**	170,250	**1,608,217**
Deferred gain on derivative instruments	**126**	23	**1,104**
Foreign currency translation adjustments	**(40,700)**	(64,021)	**(356,548)**
Treasury stock—at cost, 32,751,102 shares in 2007 and 32,945,108 shares in 2006	**(62,383)**	(62,747)	**(546,500)**
Total	**1,371,296**	1,179,155	**12,013,105**
Minority Interests	**38,929**	42,691	**341,034**
Total Equity	**1,410,225**	1,221,846	**12,354,139**
Total	**¥ 3,359,255**	¥ 3,053,440	**$ 29,428,428**

Consolidated Statements of Income

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2007	2006	2005	**2007**
Net Sales (Note 17)	**¥ 3,390,219**	¥ 2,991,275	¥ 2,691,376	**$ 29,699,685**
Cost of Sales	**2,259,149**	2,005,536	1,751,941	**19,791,056**
Gross profit	**1,131,070**	985,739	939,435	**9,908,629**
Selling, General and Administrative Expenses	**881,108**	794,863	725,584	**7,718,861**
Operating income (Note 17)	**249,962**	190,876	213,851	**2,189,768**
Other Income (Expenses):				
Interest and dividend income	**10,510**	7,588	6,030	**92,072**
Interest expense	**(33,047)**	(22,920)	(15,227)	**(289,505)**
Foreign currency exchange loss	**(3,509)**	(5,512)	(2,588)	**(30,741)**
Gain on sales of property, plant and equipment (Note 13)	**—**	6,357	4,318	**—**
Gain on sales of investments in securities	**—**	1,733	—	**—**
Gain on return of substitutional portion of the governmental pension program (Note 8)	**—**	—	78,572	**—**
Impairment loss on assets (Note 13)	**—**	(5,774)	(4,010)	**—**
Plant restructuring costs in the Americas (Note 13)	**—**	(21,743)	—	**—**
Loss on provision for environmental remediation (Note13)	**—**	—	(5,887)	**—**
Loss related to voluntary tire replacement (Notes 13 and 18)	**(3,338)**	—	(26,503)	**(29,242)**
Other—net	**(4,900)**	(10,453)	(3,961)	**(42,926)**
Total	**(34,284)**	(50,724)	30,744	**(300,342)**
Income before income taxes and minority interests	**215,678**	140,152	244,595	**1,889,426**
Income Taxes (Note 14):				
Current	**75,921**	56,669	58,466	**665,099**
Deferred	**1,647**	(5,404)	1,794	**14,428**
Total	**77,568**	51,265	60,260	**679,527**
Income before minority interests	**138,110**	88,887	184,335	**1,209,899**
Minority Interests	**(6,480)**	(3,766)	(3,539)	**(56,767)**
Net Income	**¥ 131,630**	¥ 85,121	¥ 180,796	**$ 1,153,132**

	Yen			U.S. dollars (Note 2)
Per Share of Common Stock:				
Basic (Note 11)	**¥ 168.69**	¥ 109.10	¥ 226.92	**$ 1.48**
Diluted (Note 11)	**168.65**	109.07	226.86	**1.48**
Cash dividends applicable to the year	**26.00**	24.00	24.00	**0.23**

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2007, 2006 and 2005

	Thousands	Millions of yen										
	Outstanding number of shares of common stock	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Net unrealized gain on available-for-sale securities	Deferred gain on derivative instruments	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance at January 1, 2005	802,776	¥ 126,354	¥ 122,079		¥ 837,765	¥ 102,613		¥ (152,301)	¥ (101,529)	¥ 934,981		¥ 934,981
Net income for the year					180,796					180,796		180,796
Cash dividends					(16,772)					(16,772)		(16,772)
Bonuses to directors					(699)					(699)		(699)
Retirement of treasury stock					(50,494)				50,494	—		—
Increase due to revaluation of fixed assets in overseas subsidiaries					4,318					4,318		4,318
Minimum pension liability adjustments					(19,054)					(19,054)		(19,054)
Net unrealized gain on available-for-sale securities						41,574				41,574		41,574
Foreign currency translation adjustments								50,263		50,263		50,263
Purchase of treasury stock, net of sales	(21,422)				(37)				(46,773)	(46,810)		(46,810)
Balance at December 31, 2005	781,354	126,354	122,079		935,823	144,187	—	(102,038)	(97,808)	1,128,597		1,128,597
Reclassified balance at December 31,2005 (Note 3)										—	¥ 34,932	34,932
Net income for the year					85,121					85,121		85,121
Cash dividends					(20,300)					(20,300)		(20,300)
Bonuses to directors					(784)					(784)		(784)
Retirement of treasury stock					(38,081)				38,081	—		—
Retirement benefit obligations					(74,536)					(74,536)		(74,536)
Purchase of treasury stock, net of sales	(1,197)				(26)				(3,020)	(3,046)		(3,046)
Net Change in the year						26,063	¥ 23	38,017		64,103	7,759	71,862
Balance at December 31, 2006	780,157	126,354	122,079	—	887,217	170,250	23	(64,021)	(62,747)	1,179,155	42,691	1,221,846
Net income for the year					131,630					131,630		131,630
Cash dividends					(19,506)					(19,506)		(19,506)
Retirement benefit obligations					42,880					42,880		42,880
Purchase of treasury stock, net of sales	194				(19)				364	345		345
Net Change in the year				¥ 40		13,328	103	23,321		36,792	(3,762)	33,030
Balance at December 31, 2007	**780,351**	**¥ 126,354**	**¥ 122,079**	**¥ 40**	**¥ 1,042,202**	**¥ 183,578**	**¥ 126**	**¥ (40,700)**	**¥ (62,383)**	**¥ 1,371,296**	**¥ 38,929**	**¥ 1,410,225**

	Thousands of U.S. dollars (Note 2)										
	Common stock	Capital surplus	Stock acquisition rights	Retained earnings	Net unrealized gain on available-for-sale securities	Deferred gain on derivative instruments	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance at December 31,2006	$ 1,106,912	$ 1,069,461	—	$ 7,772,378	$ 1,491,459	$ 202	$ (560,850)	$ (549,689)	$ 10,329,873	$ 373,990	$ 10,703,863
Net income for the year				1,153,132					1,153,132		1,153,132
Cash dividends				(170,880)					(170,880)		(170,880)
Retirement benefit obligations				375,646					375,646		375,646
Purchase of treasury stock, net of sales				(167)				3,189	3,022		3,022
Net Change in the year			$ 350		116,758	902	204,302		322,312	(32,956)	289,356
Balance at December 31, 2007	**$ 1,106,912**	**$ 1,069,461**	**$ 350**	**$ 9,130,109**	**$ 1,608,217**	**$ 1,104**	**$ (356,548)**	**$ (546,500)**	**$ 12,013,105**	**$ 341,034**	**$ 12,354,139**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Bridgestone Corporation and Subsidiaries
Years ended December 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2007	2006	2005	2007
Cash Flows from Operating Activities:				
Income before income taxes and minority interests	¥ 215,678	¥ 140,152	¥ 244,595	$ 1,889,426
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	173,585	145,349	127,609	1,520,675
Increase (decrease) in accrued pension and liability for retirement benefits	8,660	20,846	(100,839)	75,865
Interest and dividend income	(10,510)	(7,588)	(6,030)	(92,072)
Interest expense	33,047	22,920	15,227	289,505
Gain on sales of property, plant and equipment	—	(6,357)	(4,318)	—
Gain on sales of investments in securities	—	(1,733)	—	—
Impairment loss on assets	—	5,774	4,010	—
Plant restructuring costs in the Americas	—	21,743	—	—
Loss on provision for environmental remediation	—	—	5,887	—
Loss related to voluntary tire replacement	3,338	—	26,503	29,242
Change in assets and liabilities:				
Increase in notes and accounts receivable	(11,779)	(16,782)	(47,235)	(103,189)
(Increase) decrease in inventories	8,338	(64,622)	(57,482)	73,045
Increase in notes and accounts payable	26,507	6,088	47,942	232,212
Bonuses paid to directors	—	(784)	(699)	—
Other	(30,297)	(41,300)	285	(265,414)
Subtotal	416,567	223,706	255,455	3,649,295
Interest and dividends received	10,503	7,441	6,057	92,010
Interest paid	(33,019)	(21,060)	(14,740)	(289,260)
Payments related to voluntary tire replacement	(3,338)	—	(29,213)	(29,242)
Income taxes paid	(57,141)	(60,945)	(68,577)	(500,578)
Net Cash Provided by Operating Activities	333,572	149,142	148,982	2,922,225
Cash Flows from Investing Activities:				
Payments for purchase of property, plant and equipment	(268,630)	(250,223)	(196,494)	(2,353,307)
Proceeds from sales of property, plant and equipment	3,456	10,834	7,700	30,276
Payments for investments in securities, subsidiaries and affiliated companies	(10,608)	(13,091)	(20,472)	(92,930)
Payments for acquisition of newly consolidated subsidiaries	(109,565)	—	—	(959,834)
Other	7,790	(3,228)	(7,649)	68,244
Net Cash Used in Investing Activities	(377,557)	(255,708)	(216,915)	(3,307,551)
Cash Flows from Financing Activities:				
Net increase (decrease) in short-term debt	(19,982)	68,412	120,398	(175,050)
Proceeds from long-term debt	175,083	69,052	49,013	1,533,797
Repayments of long-term debt	(38,835)	(29,169)	(90,806)	(340,210)
Cash dividends paid	(19,461)	(20,308)	(16,772)	(170,486)
Proceeds from sale on assets of sale-leaseback transactions	—	—	6,681	—
Payments for repurchase of assets on sale-leaseback transactions	—	—	(2,904)	—
Payments for purchase of treasury stock	—	(3,377)	(46,966)	—
Repayments of lease obligations under capital lease	(1,373)	(2,053)	(7,643)	(12,028)
Other	(1,351)	(1,160)	(745)	(11,836)
Net Cash Provided by Financing Activities	94,081	81,397	10,256	824,187
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,187	9,858	7,532	19,159
Net Increase (Decrease) in Cash and Cash Equivalents	52,283	(15,311)	(50,145)	458,020
Cash and Cash Equivalents at Beginning of Year	198,270	213,581	263,726	1,736,925
Cash and Cash Equivalents at End of Year	¥ 250,553	¥ 198,270	¥ 213,581	$ 2,194,945

See notes to consolidated financial statements.

Supplemental Information

Bridgestone Americas Holding, Inc. acquired all outstanding shares of Bandag, Incorporated, which was newly consolidated in 2007. The breakdown of assets and liabilities of Bandag, Incorporated at the date of acquisition was as follows:

	Millions of yen	Thousands of U.S. dollars (Note 2)
Current Assets	¥ 57,156	$ 500,710
Fixed Assets	91,114	798,196
Current Liabilities	(15,761)	(138,073)
Fixed Liabilities	(7,965)	(69,777)
Minority Interests	(176)	(1,542)
Net assets acquired	124,368	1,089,514
Cash and cash equivalents	(14,803)	(129,680)
Payments for acquisition of newly consolidated subsidiaries	¥ 109,565	$ 959,834

Notes to Consolidated Financial Statements

Bridgestone Corporation and Subsidiaries

Note 1— Nature of operations

Bridgestone Corporation (the "Company") and its subsidiaries (hereinafter referred to collectively as the "Companies") engage in developing, manufacturing and marketing tires and diversified products. The Companies market their products worldwide and operate manufacturing plants in every principal market. Development activities take place primarily in Japan, the United States of America (the "U.S.") and Europe. Tire operations include retread business, automotive maintenance and repairs, retail business and raw material supplies, as well as tire development, manufacturing and marketing. Diversified products include industrial products, chemical products, automotive components, construction materials, electronic equipment, bicycles and sporting goods.

Note 2— Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and the accounting principles generally accepted in the U.S.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥114.15 to $1, the approximate rate of exchange at December 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Note 3— Summary of significant accounting policies

(a) Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company has effective control. All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Companies are eliminated.

Investments in affiliated companies, primarily those owned 20% to 50%, are accounted for under the equity method with appropriate adjustments for intercompany profits and dividends. Equity in earnings of the affiliated companies is included in other income (expenses) in the consolidated statements of income.

The number of consolidated subsidiaries and affiliated companies for 2007 and 2006 is summarized below:

	2007	2006
Consolidated subsidiaries	**449**	441
Affiliated companies	**182**	184

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include highly liquid investments with original maturities of three months or less.

(c) Allowance for doubtful accounts

Allowance for doubtful accounts is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(d) Inventories

Inventories are substantially stated at cost determined by the moving-average method, while inventories held by subsidiaries in the Americas are substantially stated at the lower of cost, which is determined principally by the last-in, first-out method, or market.

(e) Investments in securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (i) trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in income; (ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and (iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investments in securities are reduced to net realizable value by a charge to income.

The Companies do not hold securities for trading purposes.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment of the Company and its domestic subsidiaries is computed substantially by the declining-balance method at rates based on the estimated useful lives of the assets, while the straight-line method is applied to property, plant and equipment of the Company's overseas subsidiaries. Maintenance, repair and minor renewals are charged to income as incurred.

(g) Impairment of long-lived assets

In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003, the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Company and its domestic subsidiaries adopted the new accounting standard for impairment of fixed assets as of January 1, 2005. Their long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of an asset or asset group exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group, or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended December 31, 2005 by ¥3,042 million.

The impairment of long-lived assets for certain overseas subsidiaries is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or International Accounting Standard No.36, "Impairment of Assets," which requires long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(h) Goodwill

Goodwill recorded by subsidiaries and, the excess of cost of the Company's investments in subsidiaries and affiliated companies over its equity at the respective dates of acquisition, is mainly being amortized on a straight-line basis over reasonable economical life up to twenty years.

(i) Provision for product warranties

The provision for product warranties, included in other liabilities, is estimated and recorded at the time of sale to provide for future potential costs, such as costs related to after-sales services, in amounts considered to be appropriate based on the Companies' past experience.

(j) Provision for environmental remediation

The provision for environmental remediation is estimated and recorded to provide for future potential costs, such as costs related to removal and disposal of asbestos based on related legal requirements.

(k) Retirement and pension plans

Employees serving with the Company and its domestic subsidiaries are generally entitled to a lump-sum payment at retirement and, in certain cases, annuity payments, provided by funded defined benefit pension plans based on the rates of pay at the time of termination, years of service and certain other factors. The Company and its domestic subsidiaries account for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation, prior service costs, and actuarial gain/loss are being amortized over ten years, respectively.

Employees serving for certain of the Company's overseas subsidiaries are entitled to funded defined benefit pension plans which are accounted for primarily in accordance with SFAS No.87, "Employers' Accounting for Pensions".

Postretirement benefits other than pensions for health care and life insurance provided by the Company's overseas subsidiaries in the Americas are accounted for in accordance with SFAS No.106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Certain of the Company's overseas subsidiaries adopted SFAS No.158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements, No.87, 88, 106 and 132 (R)" for fiscal years ending on and after December 31, 2006. The effect of the adoption of the new accounting standard was to increase liability by ¥116,966 million and decrease equity by ¥73,491 million for the year ended December 31, 2006.

The liability for lump sum payment at retirement to directors (members of the Board of Directors) and corporate auditors is provided by the Company and its domestic subsidiaries at the amount which would be required, based on the Company's regulations, in the event that all directors and corporate auditors terminated their offices at the balance sheet date. Any amounts payable to directors and corporate auditors at retirement are subject to approval at the general shareholders meeting.

(l) Presentation of equity and consolidated statements of changes in equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity, which is effective for fiscal years ending on or after May 1, 2006. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests and any deferred gain on derivative instruments.

On December 27, 2005, the ASBJ published another new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under Japanese GAAP and has been renamed "the consolidated statement of changes in equity".

(m) Leases

Finance leases are capitalized, and the present value of the related payments is recorded as a liability. Amortization of capitalized leased assets is computed substantially by the declining-balance method at rates based on the term of the lease.

(n) Bonuses to directors and corporate auditors

Bonuses to directors and corporate auditors continued to be subject to approval at the general shareholders meeting in Japan. On November 29, 2005, ASBJ issued a new accounting standard for bonuses to directors and corporate auditors, which is effective for fiscal years ending on or after May 1, 2006. This new standard requires Japanese companies that give bonuses to directors and corporate auditors expense and accrue such bonuses in the year to which they are attributable and are no longer allowed to directly charge them to retained earnings. The Company and its domestic subsidiaries adopted the new standard and the effect of the adoption was to decrease income before income taxes and minority interests for the year ended December 31, 2006 by ¥758 million.

(o) Income taxes

The provision for income taxes is computed based on income before income taxes included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(p) Foreign currency transactions

Short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate at the balance sheet date. The foreign currency exchange gain and loss from translation are recognized in income.

(q) Foreign currency financial statements

The balance sheet accounts of the Company's overseas subsidiaries are translated into Japanese yen at the current exchange rate at the balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as foreign currency translation adjustments in a separate component of equity. Revenue and expense accounts of the Company's overseas subsidiaries are translated into Japanese yen at the average annual exchange rate.

(r) Derivatives and hedging activities

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Foreign currency forward contracts, currency swap contracts and currency option contracts are utilized by the Companies to reduce foreign currency exchange risks. Interest rate swaps are utilized by the Companies to reduce interest rate risks. Also, commodity future contracts are utilized by the Companies to reduce commodity price risks. The Companies do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gain or loss on derivative transactions is recognized in income and (ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gain or loss on derivatives is deferred until maturity of the hedged transactions.

The foreign currency forward contracts which are designated as hedging exposure to variable cash flows of forecasted transactions are measured at the fair value and the unrealized gain or loss is deferred until the underlying transactions are completed. Other foreign currency forward contracts, currency swap contracts and currency option contracts employed to hedge foreign currency exchange exposures to changes in fair value and in cash flow are also measured at the fair value but the unrealized gain or loss is recognized in income. Short-term and long-term debt denominated in foreign currencies for which foreign currency forward contracts and currency swap contracts are used to hedge the foreign currency fluctuations are translated at the contracted rate if the foreign currency forward contracts and currency swap contracts qualify for hedge accounting. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income. The gain or loss on commodity future contracts in a hedge to fluctuations of commodity prices is recognized currently in income.

(s) Per share of common stock

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants.

Cash dividends per share presented in the consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(t) Reclassification

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

(u) Accounting Change

Business Combination

In October 2003, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005, the ASBJ issued ASBJ Statement No.7, "Accounting Standard for Business Separations" and ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Separations". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

Stock option

On December 27, 2005, the ASBJ issued ASBJ Statement No.8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

The effect of adoption of the new accounting method on income before income taxes and minority interests is not material.

Accounting Method for Depreciation of Property, Plant and Equipment

The Company and its domestic subsidiaries changed the depreciation method for the property, plant and equipment acquired on or after April 1, 2007 due to the revision of Japanese Corporation Tax Law and its regulation. The effect of adoption of the new accounting method on income before income taxes and minority interests is not material.

(v) New Accounting Pronouncements

Measurement of Inventories

Under Japanese GAAP accounting principles in Japan, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No.9, "Accounting Standard for Measurement of

Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements
Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill
(2) Actuarial gain and loss of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

The Company has not completed the process of evaluating the impact that will result from adopting this new accounting standard, which is effective in 2009, and is therefore unable to disclose the impact that adopting this new accounting standard will have on its consolidated financial position and results of operations.

Note 4— Business combination

On May 31, 2007, Bridgestone Americas Holding, Inc. acquired all outstanding shares of Bandag, Incorporated stock for consideration of $1,022 million. This acquisition was made to offer a comprehensive tire maintenance solution, backed by a complete line of new and retread tire offerings. The results of operations for Bandag, Incorporated are included in the consolidated financial statements of income from June 1, 2007 to December 31, 2007.

This business combination was accounted by the purchase method of accounting.

Note 5— Inventories

Inventories at December 31, 2007 and 2006 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Finished products	**¥ 356,550**	¥ 355,446	**$ 3,123,522**
Work in process	**39,784**	35,946	**348,524**
Raw materials and supplies	**167,346**	158,134	**1,466,018**
Total	**¥ 563,680**	¥ 549,526	**$ 4,938,064**

Note 6— Investments in securities

Information regarding each category of available-for-sale securities at December 31, 2007 and 2006 is as follows:

	Millions of yen			
	2007			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 51,411	¥ 262,506	¥ (87)	¥ 313,830
Debt securities	4,913	76	(3)	4,986

	Millions of yen			
	2006			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 50,212	¥ 261,771	¥ (49)	¥ 311,934
Debt securities	3,000	—	(3)	2,997

	Thousands of U.S. dollars			
	2007			
	Cost	Unrealized gain	Unrealized loss	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 450,381	$ 2,299,658	$ (762)	$ 2,749,277
Debt securities	43,040	666	(27)	43,679

Available-for-sale securities whose fair value is not readily determinable at December 31, 2007 and 2006 are mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Available-for-sale:			
Equity securities	¥ 4,545	¥ 5,057	$ 39,816

Proceeds from sales of available-for-sale securities for the years ended December 31, 2007, 2006 and 2005 are ¥552 million ($4,836 thousand), ¥2,404 million and ¥360 million, respectively. Gross realized gain and loss on these sales, computed on the moving average cost basis, are ¥245 million ($2,146 thousand) and ¥3 million ($26 thousand), respectively, for the year ended December 31, 2007, ¥1,710 million and ¥0.1 million, respectively, for the year ended December 31, 2006 and ¥270 million and ¥5 million, respectively, for the year ended December 31, 2005.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at December 31, 2007 are as follows:

	Millions of yen	Thousands of U.S. dollars
Available-for-sale:		
Debt securities:		
Due 2008	1,989	17,424
Due 2009 to 2012	—	—
Due 2013 to 2017	¥ 2,997	$ 26,255
Due 2018 and thereafter	—	—
Total	¥ 4,986	$ 43,679

Note 7— Short-term and long-term debt

Short-term debt at December 31, 2007 and 2006 consists of the following:

	Millions of yen				Thousands of U.S. dollars	
		2007		2006		2007
Short-term bank loans, weighted average interest rate of 5.1% at December 31, 2007 and 5.5% at December 31, 2006	¥	**247,080**	¥	275,630	$	**2,164,521**
Commercial paper, weighted average interest rate of 4.7% at December 31, 2007 and 3.7% at December 31, 2006		**19,749**		8,999		**173,009**
0.5% yen unsecured medium term note, due 2007		**—**		1,000		
0.8% yen unsecured medium term note, due 2008		**5,000**		—		**43,802**
Unsecured Euro Medium Term Notes due 2007-2008 with interest ranging from 0.8% to 1.0% at December 31, 2007 and interest from 0.4% to 0.6% at December 31, 2006		**10,075**		9,009		**88,261**
Total	¥	**281,904**	¥	294,638	$	**2,469,593**

Long-term debt at December 31, 2007 and 2006 consists of the following:

	Millions of yen				Thousands of U.S. dollars	
		2007		2006		2007
Borrowings from banks, insurance companies and others, weighted average interest rate of 4.5% at December 31, 2007 and 3.1% at December 31, 2006 denominated mainly in Japanese yen, U.S. dollars and Euros:						
Secured	¥	**460**	¥	2,315	$	**4,030**
Unsecured		**412,435**		256,382		**3,613,097**
1.7% yen unsecured straight bonds, due 2007		**—**		20,000		**—**
2.0% yen unsecured straight bonds, due 2010		**30,000**		30,000		**262,812**
0.6% yen unsecured straight bonds, due 2010		**30,000**		30,000		**262,812**
0.9% yen unsecured straight bonds, due 2013		**50,000**		50,000		**438,020**
Unsecured Euro Medium Term Notes due 2008—2010 with interest ranging from 0.3% to 1.2% at December 31, 2007 and due 2007—2010 with interest 0.3% to 1.1% at December 31, 2006		**22,166**		21,522		**194,183**
Total		**545,061**		410,219		**4,774,954**
Less current portion		**(107,839)**		(32,476)		**(944,713)**
Long-term debt, less current portion	¥	**437,222**	¥	377,743	$	**3,830,241**

Annual maturities of long-term debt at December 31, 2007 are as follows:

Year ending December 31,		Millions of yen		Thousands of U.S. dollars
2008	¥	107,839	$	944,713
2009		58,063		508,655
2010		127,473		1,116,715
2011		109,686		960,894
2012		31,403		275,103
2013 and thereafter		110,597		968,874
Total	¥	545,061	$	4,774,954

Notes and accounts receivable, inventories, and property, plant and equipment were pledged as collateral for certain bank loans. The aggregate carrying amount of the assets pledged as collateral for short-term bank loans of ¥2,173 million ($19,036 thousand) and long-term bank loans of ¥460 million ($4,030 thousand) at December 31, 2007 is ¥17,926 million ($157,039 thousand).

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. The Company has never been requested to provide any additional collateral.

Effective January 28, 2008, Bridgestone Americas Holding, Inc. ("BSAH") and its major subsidiaries in the U.S. entered into separate sixth amended and restated revolving credit agreements with a syndicate of banks providing an aggregate borrowing commitment of $1.4 billion. These agreements expire on January 26, 2009. These agreements contain certain customary affirmative and negative covenants, the most restrictive of which includes (i) the maintenance by BSAH and its major subsidiaries of their consolidated tangible net worth; (ii) restrictions on entering into additional debt arrangements and the sale of assets. Further, an event of default under these agreements by any of the major subsidiaries in the U.S. cause an event of default under the BSAH sixth amended and restated revolving credit agreement. The above agreements replace the separate fifth amended and restated revolving credit agreements expired on January 28, 2008, of which the terms were substantially the same as those of the fifth agreements discussed above.

Note 8— Retirement and pension plans

Employees serving with the Company and its domestic subsidiaries are generally entitled to a lump-sum payment at retirement and, in certain cases, annuity payments at retirement, provided by funded defined benefit pension plans based on the rate of pay at the time of termination, years of service and certain other factors. There are defined contribution pension plans available for the employees as well provided by the Company and certain of its domestic subsidiaries. There are escalated payment plans for voluntary retirement at certain specific ages prior to the mandatory retirement age.

Employees serving for certain of the Company's overseas subsidiaries are entitled to either or each of a lump-sum payment at retirement, funded defined benefit pension plans as well as defined contribution pension plans.

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion managed on behalf of the government. The Company obtained approval for exemption from the future obligation from the Ministry of Health, Labor and Welfare on January 1, 2004.

The Company and certain of its domestic subsidiaries applied for return of the substitutional portion of past pension obligations to the government and obtained approval from the Ministry of Health, Labor and Welfare on April 1, 2005.

The Company and certain of its domestic subsidiaries thereafter returned the subsutitutional portion of the pension obligations and related assets to the government in July 2005 and recognized ¥78,572 million as income for the difference between the balance of the retirement benefit liabilities brought forward and the amount actually returned for the year ended December 31,2005.

According to the enactment of the Defined Contribution Pension Plan Law in October 2001, the Company and certain of its domestic subsidiaries implemented a defined contribution pension plan and a retirement benefit prepayment plan in April 2005 by which the former lump-sum payment at retirement plan was partially replaced. The Company and certain of its domestic subsidiaries applied accounting treatments specified in the guidance issued by the ASBJ. The effect of this transfer was to increase income before income taxes and minority interests by ¥496 million and was recorded as other income in the consolidated statement of income for the year ended December 31, 2005.

The liability for employees' retirement benefits at December 31, 2007 and 2006 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Projected benefit obligation	**¥ 581,563**	¥ 583,739	**$ 5,094,726**
Fair value of plan assets	**(447,665)**	(410,339)	**(3,921,726)**
Unrecognized prior service cost	**18,239**	21,173	**159,781**
Unrecognized actuarial gain (loss)	**(870)**	1,435	**(7,622)**
Unrecognized transitional obligation	**(3,257)**	(4,403)	**(28,533)**
Prepaid benefit cost	**12,602**	3,730	**110,399**
Other	**(854)**	(3,676)	**(7,481)**
Net liability	**¥ 159,758**	¥ 191,659	**$ 1,399,544**

Certain subsidiaries adopt a simplified method in calculating their retirement benefit obligation.

Of the accrued pension and liability for retirement benefits noted above, a liability for postretirement benefits of ¥121,097 million ($1,060,859 thousand) and ¥138,017 million is included in the consolidated balance sheets at December 31, 2007 and 2006, respectively.

In addition to the above, certain subsidiaries also participate in a multi-employer pension plan covering all of their employees. There existed ¥291 million ($2,549 thousand) and ¥300 million at December 31, 2007 and 2006, respectively, of pension assets at fair value in the multi-employer pension plan; however, the portion of these assets belonging to the subsidiaries could not be reasonably calculated.

The components of the net periodic benefit costs for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Service cost	¥ **17,504**	¥ 18,259	¥ 16,752	$ **153,342**
Interest cost	**25,057**	23,490	21,866	**219,510**
Expected return on plan assets	**(24,600)**	(21,999)	(21,110)	**(215,506)**
Amortization of transitional obligation	**1,089**	1,101	1,317	**9,540**
Recognized actuarial loss	**7,360**	7,475	9,017	**64,477**
Amortization of prior service cost	**(1,671)**	(314)	(1,881)	**(14,639)**
Net periodic benefit costs	**24,739**	28,012	25,961	**216,724**
Gain on return of substitutional portion of the governmental pension program	**—**	—	(78,572)	**—**
Gain on transfer from the severance lump-sum payment to a defined contribution pension plan and a retirement benefit prepayment plan	**—**	—	(496)	**—**
Total	¥ **24,739**	¥ 28,012	¥ (53,107)	$ **216,724**

Net periodic benefit costs noted above do not include payment costs for defined contribution pension plans provided by the Company and certain of its domestic and overseas subsidiaries of ¥7,141 million ($62,558 thousand), ¥6,204 million and ¥5,296 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In addition to the above, the Company's overseas subsidiaries in the Americas recorded ¥4,544 million of temporal costs for plant closures at December 31, 2006.

Assumptions used for the years ended December 31, 2007, 2006 and 2005 are set forth as follows:

	2007		2006		2005	
	The Company and domestic subsidiaries	Overseas subsidiaries	The Company and domestic subsidiaries	Overseas subsidiaries	The Company and domestic subsidiaries	Overseas subsidiaries
Discount rate	**2.5%**	**5.5 to 6.2%**	2.5%	5.2% to 5.9%	2.5%	5.2% to 6.0%
Expected rate of return on plan assets	**0.7% to 3.0%**	**5.5 to 9.0%**	0.7% to 3.0%	7.0% to 9.0%	0.7% to 3.0%	7.0% to 9.0%
Amortization period of prior service cost	**10 years**	**3 to 12 years**	10 years	3 to 12 years	10 years	3 to 12 years
Recognized period of actuarial gain or loss	**10 years**	**7 to 12 years**	10 years	7 to 12 years	10 years	7 to 12 years
Amortization period of transitional obligation	**10 years**	**—**	10 years	—	10 years	—

Note 9— Equity

On May 1, 2006, a new corporate law (the "Law") became effective, which reformed and replaced the Commercial Code of Japan with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Law that affect financial and accounting matters are summarized below;

(i) Dividends: The Law allows Japanese companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For Japanese companies that meet certain criteria such as; having the Board of Directors, having independent auditors, having the Board of Corporate Auditors, and the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Law permits Japanese companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements. The Law continues to provide certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of equity after dividends must be maintained at no less than ¥3 million.

(ii) Increases/decreases and transfer of common stock, reserve and surplus: The Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (of retained earnings) or as additional paid-in capital (of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(iii) Treasury stock and treasury stock acquisition rights: The Law also provides for Japanese companies to repurchase/dispose of treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. Under the Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

Note 10— Stock-based compensation

The stock options outstanding as of December 31, 2007 are as follows:

Date of approval at the general shareholders meeting	Persons granted		Number of options granted (Thousands of shares)	Date of grant	Exercise price	Exercise period
March 30, 2000	Directors Selected employees	32 33	215	April 3, 2000	¥ 2,358 ($20.66)	from April 1, 2002 to March 31, 2007
March 29, 2001	Directors Selected employees	29 36	208	April 2, 2001	1,287 (11.27)	from April 1, 2003 to March 31, 2008
March 28, 2002	Directors Selected employees	8 62	264	May 1, 2002	1,954 (17.12)	from April 1, 2004 to March 31, 2009
March 28, 2003	Directors Selected employees	10 52	262	May 1, 2003	1,479 (12.96)	from April 1, 2005 to March 31, 2010
March 30, 2004	Directors Selected employees	9 59	264	May 6, 2004	1,864 (16.33)	from April 1, 2006 to March 31, 2011
March 30, 2005	Directors Selected employees	10 58	258	May 2, 2005	2,114 (18.52)	from April 1, 2007 to March 31, 2012
March 30, 2006	Directors Selected employees	10 68	280	April 28, 2006	2,775 (24.31)	from April 1, 2008 to March 31, 2013
March 29, 2007	Directors Selected employees	9 65	260	May 1, 2007	2,546 (22.30)	from April 1, 2009 to March 31, 2014

The stock option activity for the year ended December 31, 2007 is as follows:

	March 30, 2000	March 29, 2001	March 28, 2002	March 28, 2003	March 30, 2004	March 30, 2005	March 30, 2006	March 29, 2007
Non-vested								
(Thousands of shares)								
Outstanding at December 31, 2006	—	—	—	—	—	—	—	—
Granted	—	—	—	—	—	—	—	260
Expired	—	—	—	—	—	—	—	—
Vested	—	—	—	—	—	—	—	260
Outstanding at December 31, 2007	—	—	—	—	—	—	—	—
Vested								
(Thousands of shares)								
Outstanding at December 31, 2006	175	70	226	189	251	258	280	—
Vested	—	—	—	—	—	—	—	260
Exercised	51	34	33	57	22	6	—	—
Expired	124	—	—	—	—	—	—	—
Outstanding at December 31, 2007	—	36	193	132	229	252	280	260
Exercise price	¥ 2,358 ($20.66)	¥ 1,287 ($11.27)	¥ 1,954 ($17.12)	¥ 1,479 ($12.96)	¥ 1,864 ($16.33)	¥ 2,114 ($18.52)	¥ 2,775 ($24.31)	¥ 2,546 ($22.30)
Average stock price at exercise	¥ 2,495 ($21.86)	¥ 2,512 ($22.01)	¥ 2,414 ($21.15)	¥ 2,454 ($21.50)	¥ 2,411 ($21.12)	¥ 2,402 ($21.04)	—	—
Fair value price at grant date	—	—	—	—	—	—	—	¥ 447 ($3.92)

The fair value price is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	March 29, 2007
Volatility of stock price	24.819 %
Estimated remaining outstanding period	4.42 years
Estimated dividend per share	¥ 24
Risk-free interest rate	1.116 %

Note 11— Net income per share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted—average shares	EPS	
For the year ended December 31, 2007:				
Basic EPS				
Net income available to common shareholders	¥ 131,630	780,284	¥ 168.69	$ 1.48
Effect of dilutive securities				
Stock options		216		
Diluted EPS				
Net income for computation	¥ 131,630	780,500	¥ 168.65	$ 1.48

	Millions of yen	Thousands of shares	Yen
	Net income	Weighted—average shares	EPS
For the year ended December 31, 2006:			
Basic EPS			
Net income available to common shareholders	¥ 85,121	780,178	¥ 109.10
Effect of dilutive securities			
Stock options		270	
Diluted EPS			
Net income for computation	¥ 85,121	780,448	¥ 109.07
For the year ended December 31, 2005:			
Basic EPS			
Net income available to common shareholders	¥ 180,026	793,348	¥ 226.92
Effect of dilutive securities			
Stock options		226	
Diluted EPS			
Net income for computation	¥ 180,026	793,574	¥ 226.86

Note 12— Research and development costs

Research and development costs are charged to income as incurred.

Research and development costs are ¥86,748 million ($759,947 thousand), ¥86,687 million and ¥79,415 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 13— Other income (expenses)

Gain on sales of property, plant and equipment

Gain on sales of property, plant and equipment for the years ended December 31, 2006 and 2005 mainly consist of gain on sales of land.

Impairment loss on assets

During the year ended December 31, 2006, impairment loss on assets are recognized primarily for certain asset groups of raw material business in Europe due to continuously unprofitable performance even expected in the foreseeable future, by market price erosion through competition.

During the year ended December 31, 2005, the Company and its subsidiaries reviewed their long-lived assets for impairment. As a result, impairment loss on assets are mainly recognized for certain asset groups of diversified business due to worse performance caused by market price erosion, the steep increase in raw material price and others, and for certain asset groups of tire business due to a significant decline in its assets' market value.

Loss on provision for environmental remediation

During the year ended December 31, 2005, the Company and certain of its domestic subsidiaries recorded ¥5,887 million for future environmental remediation.

Loss related to voluntary tire replacement

During the year ended December 31, 2007, the Company has recorded an amount for a legal settlement of disclosure issues associated with the August 2000 voluntary safety recall.

During the year ended December 31, 2005, one of the Company's overseas subsidiaries in the U.S. and the Ford Motor Company ("Ford") reached a joint settlement of all outstanding financial issues associated with the August 2000 voluntary safety recall and Ford's May 2001 tire replacement program. Under this agreement, the subsidiary paid Ford $240 million (¥26,503 million) for the settlement.

Plant restructuring costs in the Americas

Some of the Company's overseas subsidiaries in Americas record costs of some of their plant closures as a part of tire manufacturing rationalization.

Note 14— Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 40.6% for each of the years ended December 31, 2007, 2006 and 2005 respectively.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Accrued pension and liability for retirement benefits	¥ 110,511	¥ 126,165	$ 968,121
Accrued expenses	39,524	35,936	346,246
Unrealized intercompany profits	28,143	25,887	246,544
Net operating loss carryforwards for tax purposes	52,922	55,820	463,618
Depreciable assets	—	11,004	—
Other	43,934	47,432	384,880
Less valuation allowance	(13,301)	(16,903)	(116,522)
Total	261,733	285,341	2,292,887
Deferred tax liabilities:			
Reserve for deferred gain related fixed assets for tax purposes	(11,460)	(11,668)	(100,394)
Unrealized gain on available-for-sale securities	(78,823)	(91,416)	(690,521)
Other	(38,421)	(22,809)	(336,584)
Total	(128,704)	(125,893)	(1,127,499)
Net deferred tax assets	¥ 133,029	¥ 159,448	$ 1,165,388

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Normal effective statutory tax rate	40.6%	40.6%	40.6%
Expenses not deductible for income tax purpose	2.1	4.7	2.7
Lower income tax rates applicable to income in certain consolidated subsidiaries	(2.6)	(1.9)	—
Lower income tax rates applicable to income in certain overseas countries	—	—	(3.2)
Tax credit for research and development costs of domestic companies	(3.2)	(3.9)	(2.5)
Tax adjustment of overseas companies	—	(1.8)	—
Change in valuation allowance for deferred tax assets	(1.7)	—	(13.9)
Other—net	0.8	(1.1)	0.9
Actual effective tax rate	36.0%	36.6%	24.6%

Note 15— Derivatives

The Companies enter into foreign currency forward contracts, currency swap contracts and currency option contracts to hedge foreign currency exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies enter into interest rate swap contracts to manage their interest rate exposure on certain liabilities. In addition, the Companies enter into commodity future contracts to hedge the risk of fluctuation of commodity prices for raw materials.

All derivative transactions are entered into to hedge foreign currency, interest and commodity price exposures that arise in the course of the Companies' business. Accordingly, the market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk. Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts. Foreign currency forward contracts and currency swap contracts which qualify for hedge accounting for the years ended December 31, 2007 and 2006 are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the following table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

The outstanding balance of derivative contracts at December 31, 2007 and 2006 are as follows:

	Millions of yen					
	2007			2006		
	Contract amount	Fair value	Unrealized gain (loss)	Contract amount	Fair value	Unrealized gain (loss)
Foreign currency forward contracts:						
Sell:						
U.S. dollar	¥ 35,076	¥ 35,415	¥ (339)	¥ 47,328	¥ 48,218	¥ (890)
Euro	40,188	40,816	(628)	61,686	63,451	(1,765)
Australian dollar	10,207	10,172	35	6,678	7,012	(334)
British pound	—	—	—	819	857	(38)
Other	6,650	6,902	(252)	5,986	6,158	(172)
Buy:						
U.S. dollar	10,245	10,112	(133)	9,107	8,895	(212)
Japanese yen	3,619	3,549	(70)	6,550	6,228	(322)
Other	264	270	6	409	398	(11)
Currency swap contracts:						
Indian rupee receipt, Japanese yen payment	—	—	—	1,402	—	—
U.S. dollar receipt, Japanese yen payment	12,552	4	4	12,006	(296)	(296)
U.S. dollar receipt, Singapore dollar payment	5,655	74	74	5,400	91	91
Interest rate swap contracts:						
Floating rate receipt, fixed rate payment	14,562	(165)	(165)	16,054	(339)	(339)

	Thousands of U.S. dollars		
	2007		
	Contract amount	Fair value	Unrealized gain (loss)
Foreign currency forward contracts:			
Sell:			
U.S. dollar	$ 307,280	$ 310,250	$ (2,970)
Euro	352,063	357,565	(5,502)
Australian dollar	89,417	89,111	306
British pound	—	—	—
Other	58,257	60,464	(2,207)
Buy:			
U.S. dollar	89,750	88,585	(1,165)
Japanese yen	31,704	31,091	(613)
Other	2,313	2,366	53
Currency swap contracts:			
Indian rupee receipt, Japanese yen payment	—	—	—
U.S. dollar receipt, Japanese yen payment	109,961	35	35
U.S. dollar receipt, Singapore dollar payment	49,540	648	648
Interest rate swap contracts:			
Floating rate receipt, fixed rate payment	127,569	(1,445)	(1,445)

Note 16— Contingent liabilities and commitments

(a) Contingent liabilities

At December 31, 2007 and 2006, the Companies had the following contingent liabilities:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Trade notes discounted	¥ 7,560	¥ 8,094	$ 66,229
Guarantees and similar items of bank borrowings	338	465	2,961
Total	¥ 7,898	¥ 8,559	$ 69,190

(b) Operating lease commitments

The Companies lease certain land, machinery, vehicles, computer equipment, office space and other assets. The minimum lease commitments under noncancelable operating leases at December 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Due within one year	**¥ 35,497**	¥ 32,979	**$ 310,968**
Due after one year	**183,699**	177,217	**1,609,277**
Total	**¥ 219,196**	¥ 210,196	**$ 1,920,245**

(c) Litigation

See Note 18 for contingent legal liabilities in relation to the voluntary tire recall.

Note 17— Segment information

Information about industry segments, geographic segments and sales to customers outside of Japan, for the years ended December 31, 2007, 2006 and 2005 is as follows:

(a) Information by industry segment

Year ended December 31, 2007	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	**¥ 2,750,374**	**¥ 639,845**	**¥ 3,390,219**	**—**	**¥ 3,390,219**
Inter-segment	**5,618**	**16,498**	**22,116**	**¥ (22,116)**	**—**
Total	**2,755,992**	**656,343**	**3,412,335**	**(22,116)**	**3,390,219**
Operating expenses	**2,560,956**	**601,636**	**3,162,592**	**(22,335)**	**3,140,257**
Operating income	**¥ 195,036**	**¥ 54,707**	**¥ 249,743**	**¥ 219**	**¥ 249,962**
Identifiable assets	**¥ 2,878,953**	**¥ 483,310**	**¥ 3,362,263**	**¥ (3,008)**	**¥ 3,359,255**
Depreciation and amortization	**¥ 150,239**	**¥ 23,346**	**¥ 173,585**	**¥ —**	**¥ 173,585**
Capital expenditures	**¥ 257,178**	**¥ 32,754**	**¥ 289,932**	**¥ —**	**¥ 289,932**

Year ended December 31, 2006	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 2,393,165	¥ 598,110	¥ 2,991,275	—	¥ 2,991,275
Inter-segment	3,781	28,761	32,542	¥ (32,542)	—
Total	2,396,946	626,871	3,023,817	(32,542)	2,991,275
Operating expenses	2,257,877	575,118	2,832,995	(32,596)	2,800,399
Operating income	¥ 139,069	¥ 51,753	¥ 190,822	¥ 54	¥ 190,876
Identifiable assets	¥ 2,585,497	¥ 479,516	¥ 3,065,013	¥ (11,573)	¥ 3,053,440
Depreciation and amortization	¥ 129,286	¥ 16,063	¥ 145,349	—	¥ 145,349
Impairment losses on assets	¥ 5,774	—	¥ 5,774	—	¥ 5,774
Capital expenditures	¥ 231,995	¥ 30,520	¥ 262,515	—	¥ 262,515

Year ended December 31, 2005	Millions of yen				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	¥ 2,152,950	¥ 538,426	¥ 2,691,376	—	¥ 2,691,376
Inter-segment	3,838	26,342	30,180	¥ (30,180)	—
Total	2,156,788	564,768	2,721,556	(30,180)	2,691,376
Operating expenses	1,988,876	518,891	2,507,767	(30,242)	2,477,525
Operating income	¥ 167,912	¥ 45,877	¥ 213,789	¥ 62	¥ 213,851
Identifiable assets	¥ 2,285,669	¥ 434,182	¥ 2,719,851	¥ (9,889)	¥ 2,709,962
Depreciation and amortization	¥ 109,483	¥ 18,126	¥ 127,609	—	¥ 127,609
Impairment losses on assets	¥ 2,966	¥ 1,044	¥ 4,010	—	¥ 4,010
Capital expenditures	¥ 183,121	¥ 25,229	¥ 208,350	—	¥ 208,350

Year ended December 31, 2007	Thousands of U.S. dollars				
	Tires	Diversified products	Total	Elimination or corporate	Consolidated
Net sales:					
External customers	$24,094,385	$ 5,605,300	$29,699,685	—	$29,699,685
Inter-segment	49,216	144,529	193,745	$ (193,745)	—
Total	24,143,601	5,749,829	29,893,430	(193,745)	29,699,685
Operating expenses	22,435,007	5,270,574	27,705,581	(195,664)	27,509,917
Operating income	$ 1,708,594	$ 479,255	$ 2,187,849	$ 1,919	$ 2,189,768
Identifiable assets	$25,220,789	$ 4,233,990	$29,454,779	$ (26,351)	$29,428,428
Depreciation and amortization	$ 1,316,154	$ 204,521	$ 1,520,675	$ —	$ 1,520,675
Capital expenditures	$ 2,252,983	$ 286,938	$ 2,539,921	$ —	$ 2,539,921

The major products and business of each industry segment are as follows:

Tires: Tires and tubes, wheels and accessories, retread material and services, auto maintenance, etc.

Diversified products: Chemical products, industrial products, sporting goods, bicycles, etc.

(b) Information by geographic segment

Year ended December 31, 2007	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 941,457	¥ 1,497,977	¥ 511,731	¥ 439,054	¥ 3,390,219	—	¥ 3,390,219
Inter-segment	430,267	12,758	4,277	109,632	556,934	¥ (556,934)	—
Total	1,371,724	1,510,735	516,008	548,686	3,947,153	(556,934)	3,390,219
Operating expenses	1,224,210	1,459,220	498,800	511,049	3,693,279	(553,022)	3,140,257
Operating income	¥ 147,514	¥ 51,515	¥ 17,208	¥ 37,637	¥ 253,874	¥ (3,912)	¥ 249,962
Identifiable assets	¥ 1,408,965	¥ 1,081,386	¥ 581,435	¥ 536,550	¥ 3,608,336	¥ (249,081)	¥ 3,359,255

Year ended December 31, 2006	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 896,743	¥ 1,324,039	¥ 413,952	¥ 356,541	¥ 2,991,275	—	¥ 2,991,275
Inter-segment	358,863	9,534	4,537	84,669	457,603	¥ (457,603)	—
Total	1,255,606	1,333,573	418,489	441,210	3,448,878	(457,603)	2,991,275
Operating expenses	1,138,028	1,291,520	403,613	420,954	3,254,115	(453,716)	2,800,399
Operating income	¥ 117,578	¥ 42,053	¥ 14,876	¥ 20,256	¥ 194,763	¥ (3,887)	¥ 190,876
Identifiable assets	¥ 1,366,801	¥ 968,641	¥ 453,362	¥ 490,255	¥ 3,279,059	¥ (225,619)	¥ 3,053,440

Year ended December 31, 2005	Millions of yen						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	¥ 858,478	¥ 1,151,513	¥ 363,131	¥ 318,254	¥ 2,691,376	—	¥ 2,691,376
Inter-segment	303,857	6,446	3,820	179,689	493,812	¥ (493,812)	—
Total	1,162,335	1,157,959	366,951	497,943	3,185,188	(493,812)	2,691,376
Operating expenses	1,024,027	1,118,994	347,327	476,853	2,967,201	(489,676)	2,477,525
Operating income	¥ 138,308	¥ 38,965	¥ 19,624	¥ 21,090	¥ 217,987	¥ (4,136)	¥ 213,851
Identifiable assets	¥ 1,338,435	¥ 820,286	¥ 366,252	¥ 370,934	¥ 2,895,907	¥ (185,945)	¥ 2,709,962

Year ended December 31, 2007	Thousands of U.S. dollars						
	Japan	The Americas	Europe	Other	Total	Elimination or corporate	Consolidated
Net sales:							
External customers	$ 8,247,543	$13,122,882	$ 4,482,970	$ 3,846,290	$29,699,685	—	$29,699,685
Inter-segment	3,769,312	111,765	37,468	960,421	4,878,966	$ (4,878,966)	—
Total	12,016,855	13,234,647	4,520,438	4,806,711	34,578,651	(4,878,966)	29,699,685
Operating expenses	10,724,573	12,783,355	4,369,689	4,476,995	32,354,612	(4,844,695)	27,509,917
Operating income	$ 1,292,282	$ 451,292	$ 150,749	$ 329,716	$ 2,224,039	$ (34,271)	$ 2,189,768
Identifiable assets	$12,343,101	$ 9,473,377	$ 5,093,605	$ 4,700,395	$31,610,478	$ (2,182,050)	$29,428,428

(i) Major countries and areas included in each geographic segment are as follows:

The Americas: United States, Canada, Mexico, Venezuela, Brazil, etc.

Europe: Germany, United Kingdom, France, Italy, Spain, etc.

Other: Asia Pacific, Africa, etc.

(ii) There is no impact on consolidated results, although the amount of inter-segment in net sales and operating expenses declined in fiscal 2007 and 2006, compared with fiscal 2005, in line with a change in the contractual relationship of certain inter-segment transactions with other regions.

(c) Overseas sales

Overseas sales by area and percentage of overseas sales over consolidated net sales for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Amount				Percentage		
	Millions of yen			Thousands of U.S. dollars	%		
	2007	2006	2005	**2007**	**2007**	2006	2005
Areas:							
The Americas	**¥ 1,489,061**	¥ 1,321,111	¥ 1,145,913	**$13,044,774**	**43.9%**	44.2%	42.6%
Europe	**531,581**	424,381	371,394	**4,656,864**	**15.7**	14.2	13.8
Other	**568,364**	468,388	427,976	**4,979,098**	**16.8**	15.6	15.9
Overseas sales	**¥ 2,589,006**	¥ 2,213,880	¥ 1,945,283	**$22,680,736**	**76.4%**	74.0%	72.3%
Net sales	**¥ 3,390,219**	¥ 2,991,275	¥ 2,691,376	**$29,699,685**	**100.0%**	100.0%	100.0%

Major countries and areas included in each geographic area are as follows:

The Americas: United States, Canada, Mexico, Venezuela, Brazil, etc.
Europe: Germany, United Kingdom, France, Italy, Spain, etc.
Other: Asia Pacific, Middle East, Africa, etc.

Note 18— Voluntary tire recall costs and legal liabilities

Bridgestone Americas Holding, Inc. and/or certain of its subsidiaries (collectively, "BSA") are defendants in numerous product liability lawsuits and claims seeking compensatory and, in some cases, punitive damages based on allegations that death, personal injury, property damage and/or other loss resulted from accidents caused by tire tread separations or other tire failures, and the Company has been named as a co-defendant in some of those cases. Many of these cases involve certain tires that were part of the BSA's voluntary safety recall that was announced in August 2000 (and completed in August 2001). Many of these cases also name the Ford Motor Company ("Ford") as a co-defendant, based on various allegations related to the Ford Explorer (the vehicle involved in many of the alleged accidents involving tread separations).

In May 2001, Ford announced a campaign to replace certain BSA tires mounted on Ford vehicles without any prior agreement between BSA and Ford. This campaign was completed in March 2002. In October 2005, BSA and Ford reached an agreement resolving all issues between them which were related to BSA's August 2000 recall or the 2001 Ford replacement program. In accordance with the settlement agreement, BSA paid Ford $240 million in October 2005.

Various purported class action lawsuits were also filed against BSA, generally seeking expansion of the August 2000 recall or relief for alleged economic losses sustained because of either recalled tires or other tires investigated by the National Highway Traffic Safety Administration ("NHTSA"), or the manner of the implementation of the August 2000 recall, and the Company has been named as a co-defendant in some of these cases. Many also seek punitive damages or injunctive relief. In 2003, BSA reached an agreement in principle with plaintiffs in certain of the class action cases on a settlement that resolved the then-outstanding claims in the state class action cases. The settlement was preliminarily approved by a state court in 2003, and final approval from the state court was received in May 2005. BSA is implementing the terms of the settlement.

In the individual product liability lawsuits and claims, BSA's approach is to offer a reasonable settlement and to defend its position aggressively where such settlement is not possible. There can be no assurance that product liability lawsuits and claims will be resolved as currently envisioned and, accordingly, the ultimate liability could be higher than the recorded liability on the Balance Sheet, which consists of reasonably estimated costs related to the voluntary tire recall. However, in the opinion of BSA management, the ultimate disposition of these product liability lawsuits and claims could possibly be material to the results of operations in any one accounting period but will not have a material adverse effect on the financial position or liquidity of BSA.

In September 2000, NHTSA opened an investigation into BSA's Steeltex tires (while it is very difficult to calculate the number of tires remaining in service, BSA's best estimate is that approximately 2 million are estimated to be in service as of December 31, 2007). NHTSA closed that investigation in April 2002 and found no design or manufacturing defect in these tires. Since then, an attorney who had filed multiple purported class action lawsuits against BSA petitioned NHTSA to reopen its investigation of Steeltex tires. The first petition was filed in November 2002, and that petition was denied by NHTSA in June 2003. A second petition was filed in May 2004, urging NHTSA to investigate Steeltex tires generally, and in particular those tires used on ambulances. NHTSA denied this petition in September 2004. A third petition was filed in May 2006, and that petition was denied in February 2007. BSA views likelihood of loss as remote. Accordingly, BSA has made no provision for any related contingent liability.

This same attorney filed two purported class action lawsuits against BSA relating to Steeltex tires (and generally alleging that all such tires are defective). The first suit, filed in a California state court in August 2002, was dismissed in February 2007. The second suit, filed in a U.S. federal court was similar to the first, and a motion to certify a California statewide class was denied on August 2007, and this matter is now fully concluded.

Two securities cases filed in January 2001 against BSA and the Company are pending in a U.S. federal court. These suits, which have been consolidated, allege (i) misrepresentations regarding the quality of the tires previously under investigation by NHTSA; and (ii) violations of the U.S. Securities Exchange Act. The trial court initially dismissed these actions in their entirety in October 2002. However, in October 2004 a federal court of appeals reversed part of that ruling and held that two statements by the Company in its 1999 annual report, and BSA's statement made in August 2000, may be actionable under applicable laws and regulations. In July 2006, the plaintiffs moved for class certification on behalf of all purchasers of the Company stock and American Depositary Receipts between March 30, 2000 and August 31, 2000. In November 2006, BSA and the Company filed papers in which they opposed class certification, and in which they again urged the court to dismiss or at least limit the scope of this matter. The court had scheduled a hearing on these issues for September 2007. On September 2007, the parties reached a tentative agreement to settle these matters for a payment by the Company. The Company recorded this payment as Loss related to voluntary tire replacement in 2007. This tentative agreement is subject to court approval.The tentative settlement contains no admission of wrongdoing, such as violation of any securities laws or any material misrepresentations regarding the quality of tires, by BSA or the Company.

Note 19— Antimonopoly Act Cease and Desist order and Surcharge Payment order in connection with the sales of marine hose and Improper payments to foreign agents

Since May, 2007, the US Department of Justice, the European Commission, the Fair Trade Commission of Japan and other authorities have been investigating the Companies in connection with alleged international cartel activities regarding the sales of marine hoses.

In February, 2008, the Company received orders from the Fair Trade Commission in Japan in connection with the sales of marine hose. The orders direct the company to cease and desist from violating of the Antimonopoly Act and to pay surcharges for violating the Act.

During the internal inquiry being conducted into facts related to cartel activity, the Companies have uncovered the fact that there have been incidents of improper monetary payments to foreign agents, all or a part of which may have been provided to foreign governmental officers, and other possible forms of improper payments.

Further, if the foreign agents made payments to foreign governmental officers, there is a possibility that such acts constitute breaches of the Unfair Competition Prevention Law of Japan (law prohibiting the bribery of foreign officials). Improper payments may also violate laws in other jurisdictions, including but not limited to the US Foreign Corrupt Practices Act. The Company has reported the results of our investigation conducted so far to the public prosecutors' office of Japan and to the US Department of Justice.

We have been able to confirm that inappropriate payments have been identified in connection with the sales of marine hose and other industrial products. The investigation is continuing and could expand.

The Companies plan to withdraw from the marine hose business. The Companies have made no provision for any related contingent liability at December 31, 2007.

Note 20— Subsequent events

On March 27, 2008, the shareholders of the Company approved payment of a cash dividend of ¥13.0 ($0.11) per share, or a total of ¥10,145 million ($88,874 thousand), to shareholders of record at December 31, 2007. A stock option plan for directors as remuneration was also approved by the shareholders of the Company. In addition, a stock option plan for selected employees was approved at the Board of Directors on the same date. These stock option plans provide options to purchase 241 thousand shares of the Company's common stock, at maximum, including 50 thousand shares for directors. The exercise price is equal to the higher of either 1.05 times the monthly average closing market price of the Company's common stock traded in the Tokyo Stock Exchange in the month preceding the date of grant, or the closing market price of that on the date of grant. The exercise period of these stock options is from April 1, 2010 to March 31, 2015.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Bridgestone Corporation:

We have audited the accompanying consolidated balance sheets of Bridgestone Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bridgestone Corporation and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 19 to the consolidated financial statements, since May 2007, the US Department of Justice, the European Commission, the Fair Trade Commission of Japan and other authorities have been investigating Bridgestone Corporation and subsidiaries in connection with alleged international cartel activities regarding the sales of marine hose. During this internal inquiry being conducted into facts related to cartel activity, Bridgestone Corporation and subsidiaries have uncovered the fact that there have been incidents of improper monetary payments to foreign agents.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

March 27, 2008

Member of
Deloitte Touche Tohmatsu

MAJOR SUBSIDIARIES AND AFFILIATES

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Argentina	Bridgestone Firestone Argentina S.A.I.C.	100.0%	ARS8,280	Manufacture and sale of tires
Australia	Bridgestone Australia Ltd.	100.0%	A$11,016	Manufacture and sale of tires
	Bridgestone Earthmover Tyres Pty. Ltd.	100.0%	A$7,000	Sale of off-the-road tires for mining and construction vehicles
Belgium	Bridgestone Europe NV/SA	100.0%	€724,668	Management of European operations and sale of tires
	Bridgestone Aircraft Tire (Europe) S.A.	100.0%	€1,388	Retread and sale of aircraft tires
Brazil	Bridgestone Firestone do Brasil Industria e Comercio Ltda.	100.0%	R140,163	Manufacture and sale of tires
Canada	Bridgestone Firestone Canada Inc.	100.0%	C$97,584	Manufacture and sale of tires and sale of automotive components
Chile	Bridgestone Off-the-Road Tire Latin America S.A.	90.0%	US$3,000	Sale of off-the-road tires for mining and construction vehicles
China	Bridgestone (China) Investment Co., Ltd.	100.0%	US$90,859	Management of Chinese tire operations and sale of tires
	Bridgestone (Tianjin) Tire Co., Ltd.	94.5%	US$49,016	Manufacture and sale of tires
	Bridgestone (Shenyang) Tire Co., Ltd.	98.5%	US$49,980	Manufacture and sale of tires
	Bridgestone Aircraft Tire Company (China) Ltd.	100.0%	US$8,000	Retread and sale of aircraft tires
	Bridgestone Aircraft Tire Company (Asia) Ltd.	100.0%	HK$21,000	Retread and sale of aircraft tires
Costa Rica	Bridgestone Firestone de Costa Rica, S.A.	98.6%	¢1,452,750	Manufacture and sale of tires
France	Bridgestone France S.A.S.	100.0%	€74,090	Manufacture and sale of tires and sale of automotive components
Germany	Bridgestone Deutschland G.m.b.H.	100.0%	€14,000	Sale of tires and automotive components
India	Bridgestone India Private Ltd.	100.0%	RP2,753,000	Manufacture and sale of tires
Indonesia	P.T. Bridgestone Tire Indonesia	54.3%	US$24,960	Manufacture and sale of tires
Italy	Bridgestone Italia S.p.A.	100.0%	€38,775	Manufacture and sale of tires and sale of automotive components
Japan	Bridgestone Cycle Co., Ltd.	100.0%	¥1,870,000	Manufacture and sale of bicycles
	Bridgestone Flowtech Corporation	100.0%	¥484,000	Manufacture and sale of industrial hydraulic hoses
	Bridgestone Elastech Co., Ltd.	100.0%	¥450,000	Manufacture and sale of antivibration components
	Bridgestone Kaseihin Seizo Corporation	100.0%	¥450,000	Manufacture and sale of synthetic resin products
	Bridgestone Sports Co., Ltd.	100.0%	¥3,000,000	Manufacture and sale of sporting goods
	Asahi Carbon Co., Ltd.	99.4%	¥1,720,000	Production and sale of carbon black
	Bridgestone Finance Corporation	100.0%	¥50,000	Lending, purchasing of sales receivables, and outsourced processing of accounting and salary payments

Country	Company	Ownership (including indirect ownership)	Capital (in thousands)	Operations
Mexico	Bridgestone Firestone de Mexico, S.A. de C.V.	100.0%	NP455,997	Manufacture and sale of tires
The Netherlands	Bridgestone Finance Europe B.V.	100.0%	€225	Lending and purchasing of sales receivables
New Zealand	Bridgestone New Zealand Ltd.	100.0%	NZ$32,848	Manufacture and sale of tires
Poland	Bridgestone Poznan Sp. z o.o.	100.0%	Zl 558,058	Manufacture and sale of tires
Russia	Bridgestone C.I.S. LLC	100.0%	RB68,474	Sale of tires
Singapore	Bridgestone Singapore Pte Ltd	100.0%	US$674	Natural rubber trading
	Bridgestone Asia Pacific Pte. Ltd.	100.0%	SG$6,520	Management of Asia and Oceania tire operations and sale of tires
South Africa	Bridgestone South Africa Holdings (Pty) Ltd.	100.0%	ZAR23	Holding company for tire manufacturing and marketing company
Spain	Bridgestone Hispania S.A.	99.7%	€56,726	Manufacture and sale of tires and sale of automotive components
Taiwan	Bridgestone Taiwan Co., Ltd.	80.0%	NT$810,000	Manufacture and sale of tires
Thailand	Thai Bridgestone Co., Ltd.	69.2%	B400,000	Manufacture and sale of tires
	Bridgestone Tire Manufacturing (Thailand) Co., Ltd.	100.0%	B6,921,000	Manufacture and sale of tires
	Bridgestone Natural Rubber (Thailand) Co., Ltd.	100.0%	B447,000	Processing of natural rubber
Turkey	Brisa Bridgestone Sabanci Lastik Sanayi ve Ticaret A.S.	43.6%	TL7,441	Manufacture and sale of tires
United Kingdom	Bridgestone U.K. Ltd.	100.0%	£28,035	Sale of tires and automotive components
	Bridgestone Industrial Ltd.	100.0%	£250	Sale of engineered products
UAE	Bridgestone Middle East & Africa FZE.	100.0%	Dh17,000	Management of Middle East and Africa tire operations and sale of tires
U.S.A.	Bridgestone Americas Holding, Inc.	100.0%	US$127,000	Management of Americas operations
	Bridgestone Bandag, LLC	100.0%	US$1	Manufacture and sale of retreading materials, and provision of related services
	Bridgestone Firestone North American Tire, LLC	100.0%	US$1	Manufacture and sale of tires
	BFS Retail & Commercial Operations, LLC	100.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	BFS Diversified Products, LLC	100.0%	US$1	Manufacture and sale of roofing materials, synthetic rubber, and other products
	Morgan Tire & Auto, Inc.	88.0%	US$1	Sale of tires and automotive components and automotive maintenance and repair services
	Bridgestone APM Company	100.0%	US$15,000	Manufacture and sale of antivibration components for automobiles and of synthetic resin products
	Bridgestone Aircraft Tire (USA), Inc.	100.0%	US$1	Retread and sale of aircraft tires
Venezuela	Bridgestone Firestone Venezolana, C.A.	100.0%	Bs10,386,400	Manufacture and sale of tires

BOARD OF DIRECTORS, CORPORATE AUDITORS AND CORPORATE OFFICERS

Board of Directors

Shoshi Arakawa
Chairman of the Board

Osamu Inoue

Junya Sato

Toru Tsuda

Kazuhisa Nishigai

Masaaki Tsuya

Mark A. Emkes
Chairman and CEO of Bridgestone Americas Holding, Inc.

Board of Corporate Auditors

Executive Members

Yukimitsu Ushio

Takashi Yasukouchi

Non-Executive Members

Hiroshi Ishibashi

Toshiaki Hasegawa

Yo Takeuchi

Masayuki Takase

Corporate Officers

Members of the Board Serving Concurrently as Corporate Officers

Shoshi Arakawa
CEO and President

Osamu Inoue
Senior Vice President
Responsible for GLC and Quality Management; Concurrently Responsible for Quality Management; Concurrently Responsible for GLC

Junya Sato
Senior Vice President
Responsible for Japan Tire Sales; Concurrently Responsible for Replacement Tire Sales; Concurrently Responsible for Original Equipment Tire Sales

Toru Tsuda
Vice President and Senior Officer
Responsible for Products Development
Tire Products Development

Kazuhisa Nishigai
Vice President and Senior Officer
Responsible for Production Technology
Tire Production Technology Development

Masaaki Tsuya
Vice President and Senior Officer
Chief Risk-Management Officer, Responsible for Human Resources, General Affairs, Legal Affairs and Corporate Communications;
Chief Compliance Officer, Office of Group CEO, Internal Auditing

Vice President and Senior Officers

Yasumi Kawasaki
Production and Distribution, Mold Technology and Manufacturing

Kazuo Kakehi
Responsible for Diversified Products
Industrial Products and Construction Materials

Yukio Kanai
Responsible for Diversified Products, Sports and Cycle Business Administration

Takashi Urano
Seconded to Bridgestone Europe NV/SA
Chairman, CEO and President of Bridgestone Europe NV/SA

Vice President and Officers

Akira Nozawa
Chief Financial Officer, Finance and IT & Network; Concurrently Director, Internal Control Division

Hideo Hara
Original Equipment Tire Sales

Shuichi Ishibashi
Quality

Hiroshi Yamaguchi
Safety, Environment and Intellectual Property, Motorsport

Hideki Yokoyama
Central Research; Concurrently Vice Director, Human Resources Division

Yoshiyuki Morimoto
Tire Research and Material Development

Osamu Mori
Electro-Materials, Chemical Products and O. E. Component

Satoshi Tagomori
Chemical and Industrial Products Production & Technology, Chemical and Industrial Products Production Technology Development

Akira Yamashita
Commercial Tires Business

Kiyoshi Nomura
International Tire Business Operations

Yoshiharu Inoue
Japan Tire Production

Mikio Masunaga
Procurement

Asahiko Nishiyama
Seconded to Bridgestone Americas Holding, Inc.
Vice Chairman and President of Bridgestone Americas Holding, Inc.

Narumi Zaitsu
Seconded to Bridgestone Americas Holding, Inc.
Vice Chairman of Bridgestone Americas Holding, Inc.

Sugio Fukuoka
Seconded to Bridgestone South Africa Holdings (Pty) Ltd.
Chairman and CEO of Bridgestone South Africa Holdings (Pty) Ltd.

(as of April 1, 2008)

SHAREHOLDER INFORMATION

Head Office
10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
Phone: +81-3-3563-6811 Fax: +81-3-3567-4615
Web site: www.bridgestone.co.jp

Established
1931

Employees
133,752

Independent Auditors
Deloitte Touche Tohmatsu

Technical Centers
Bridgestone Corporation: Tokyo and Yokohama, Japan
Bridgestone Americas: Akron, Ohio, U.S.A.
Bridgestone Europe: Rome, Italy

Consolidated Subsidiaries
449 companies

Paid-in-Capital
¥126,354 million

Shares
Authorized: 1,450,000,000
Issued: 813,102,321

Transfer Agent
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Common Stock Traded
Tokyo, Nagoya, Osaka, Fukuoka

(as of December 31, 2007)

Common Stock Price Range
(Tokyo Stock Exchange)

(¥)

	2002	2003	2004	2005	2006	2007	2008
High	1,975	1,743	2,190	2,625	2,945	2,715	1,946
Low	1,305	1,230	1,449	1,935	1,903	1,941	1,493

2008: 1st Quarter

Common Stock Price Index
(relative to Nikkei Stock Average)



270
260
250
240
230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
Common Stock Price Index
Nikkei Stock Average
12/88 6/89 12/89 6/90 12/90 6/91 12/91 6/92 12/92 6/93 12/93 6/94 12/94 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01 6/02 12/02 6/03 12/03 6/04 12/04 6/05 12/05 6/06 12/06 6/07 12/07 3/08

Note: Relative value is based on 100 at the end of December 1988.

Bridgestone Corporation

10-1, Kyobashi 1-chome, Chuo-ku, Tokyo 104-8340, Japan
www.bridgestone.co.jp

END

May 2008
Printed in Japan with soy-based ink using waterless printing on paper made from trees from a sustainable forest.